SANYO

Semian[illegible]

For the six months e[illegible]


05005123

SANYO Electric Co., Ltd.

Financial Highlights

SANYO Electric Co., Ltd. and Subsidiaries   Six-month periods ended September 30, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note a)	% Change from Same Period of Previous Year
	2004	2003 Restated (Note b)	2004	
Net sales	¥1,265,551	¥1,231,135	$11,401,360	2.8%
Net income	3,401	9,780	30,640	− 65.2
	Yen		U.S. Dollars	
Per share:				
Net income per share:				
Basic	¥1.83	¥5.27	$0.02	− 65.3%
Diluted	1.83	5.26	0.02	− 65.2
Cash dividends	3.00	3.00	0.03	—

Segment Information

SANYO Electric Co., Ltd. and Subsidiaries   Six-month periods ended September 30, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note a)	% Change from Same Period of Previous Year
	2004	2003	2004	
Sales by business category (Note c):				
Consumer	¥ 619,664	¥ 592,911	$ 5,582,559	4.5%
Commercial	106,465	103,246	959,144	3.1
Component	488,903	484,654	4,404,531	0.9
Others	50,519	50,324	455,126	0.4
Net sales	¥1,265,551	¥1,231,135	$11,401,360	2.8
Sales by area:				
Japan	¥ 648,354	¥ 620,245	$ 5,841,027	4.5%
Asia	327,879	333,291	2,953,865	− 1.6
North America	171,137	166,532	1,541,774	2.8
Europe	91,676	87,384	825,910	4.9
Others	26,505	23,683	238,784	11.9
Net sales	¥1,265,551	¥1,231,135	$11,401,360	2.8

Notes: (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥111 = US$1, the approximate effective rate of exchange at September 30, 2004.
(b) See Note 2 of Notes to Consolidated Financial Statements.
(c) Beginning fiscal 2005 which is ending March 31, 2005, Sanyo changed the business categories contributing to net sales.The new categories are Consumer, Commercial, Component, and Others. Financial results for the first half of fiscal 2004 which was ended March 31, 2004 have been reclassified to conform to those presented here for the first half of this fiscal year.

Notice Related to Future Outlook

In this semiannual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.

All statements in this semiannual report other than past factual matters represent projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in the light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of information it receives and asks that you do not rely on this information alone.

There are various risks and uncertainties related to factors causing changes in business results. The principal factors influencing results include 1) large changes in economic conditions and capital markets as well as changes in consumption in businesses in which Sanyo engages; 2) the effects of changes in the exchange rates between the yen and the dollar as well as the yen and other currencies on Sanyo's international business activities; 3) various trade restrictions in the markets of each country; and 4) Sanyo's ability to provide new technologies, new products, and new services amid rapid technological innovation in information technology (IT), market competition, and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to these factors and that there are other factors that contain latent risks and uncertainties.

To Our Stakeholders



Satoshi Iue, Chairman (left), *and Yukinori Kuwano, President, Chief Executive Officer & Chief Operating Officer* (right)

It gives us great pleasure to report on Sanyo's performance for the interim period from April 1, 2004, to September 30, 2004, of the fiscal year ending March 31, 2005.

During the period under review, the Japanese economy firmed, achieving a sustained but mild recovery. Expansion in the global economy stimulated a rise in exports and private-sector capital investment. This, in turn, prompted greater vitality in personal consumption and an improved consumer mindset, helping to drive the economy forward.

Against this background, Sanyo pushed ahead with management reforms. The Company took further steps to increase stockholder value, promoting the demonstration of comprehensive strength and the reinforcement of expertise under the Business Group and Business Unit systems it introduced in April 2003. And in April 2004, Sanyo set up the International Business Group to reinforce its area marketing in growth markets overseas.

During the interim period, Sanyo established Sanyo HA ASEAN Corporation to expand its home appliance business in the ASEAN region. Sanyo HA ASEAN focuses primarily on markets in Vietnam and Indonesia and intends to concentrate on selling refrigerators and washing machines. The new company aims to increase Sanyo's share of ASEAN markets and to establish a strong brand image for Sanyo in those markets.

Many of Sanyo's efforts during the interim period centered on adapting to changing market conditions. We sought to strengthen our existing businesses while developing new products whose appeal further differentiated us from our competitors. In response specifically to the booming demand for lithium-ion batteries, we constructed a new factory at our Tokushima Plant to increase our production of lithium-ion batteries. And to enhance our business in liquid crystal displays (LCDs), we established a joint venture company with Seiko Epson Corporation to manufacture small and medium-sized LCD panels.

In other of our business areas, a Sanyo-developed mobile phone with an FM radio function became a market success story. Our Xacti DMX-C4 digital movie camera, which can simultaneously capture still and video images, also attracted substantial consumer interest.

Our profitability nevertheless was under pressure during the period under review. Rising oil prices, soaring raw materials costs due to global economic expansion, lower prices for digital consumer products resulting from intensified competition, and our booking of business reform expenses all affected our profitability. Although our interim consolidated net

sales rose 2.8% from the same period in the previous fiscal year, to ¥1,265.6 billion, our operating income* declined 14.2%, to ¥39.0 billion. And our income before income taxes and minority interests fell 25.2%, to ¥18.3 billion, while our net income dropped 65.2%, to ¥3.4 billion.

In a board meeting held on October 28, the Board of Directors approved an interim cash dividend of ¥3.00 per share. This is the same amount as the interim cash dividend paid in the previous fiscal year.

Looking forward, we intend to continue our efforts to develop appealing products and services that generate surprise and excitement in the market. We are taking the following steps to aggressively develop specific business fields.

In the digital products field, we are working to expand in several areas. We are enlarging our global production capacity for digital cameras and mobile phones to meet market demand. And we are boosting our production capacity—mainly in China—for optical pickups, condensers, and other of our core digital products.

Amid increasing awareness of the importance of protecting the global environment, the market for solar cells exhibits strong growth potential, particularly in Europe. So during the interim period we added to our production facilities at the Nishikinohama Plant, a new solar cell factory that we built in the previous year at Kaizuka, Osaka. We also will start assembling solar modules at our Tokyo Plant.

Another of our major environmental-related efforts sees us take aim at the accelerated development of hybrid electric vehicles (HEVs) by U.S. and Japanese automobile manufacturers. HEVs require battery systems, and we plan to leverage our expertise in developing those systems to expand our business in rechargeable batteries, where we are already No. 1 globally.

Effective April 1, 2004, the Company established its CSR Unit. The CSR Unit will ensure that we fulfill our corporate social responsibilities and will strengthen our various related activities. This new unit figures prominently in our plans to increase cooperation between our environmental preservation, compliance, and social contribution activities, which were previously carried out independently by individual operations. Our goal is to achieve a unified strategic approach to corporate social responsibilities throughout the Company. In addition to helping us fulfill our corporate social responsibilities, these efforts will contribute to our corporate value.

In meeting the challenges ahead, we look forward to the continued support of our stakeholders.

December 2004



Satoshi Iue
Chairman



Yukinori Kuwano
President, Chief Executive Officer & Chief Operating Officer

* To be consistent with financial reporting principles and practices generally accepted in Japan, operating income is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. The Company considers showing operating income convenient for our stakeholders to compare Sanyo's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges—for example, restructuring and impairment charges—are included as part of operating income in the consolidated statements of income.

Consolidated Statements of Income (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003 Restated (Note 2)	**2004**
Revenues:			
Net sales	**¥1,265,551**	¥1,231,135	**$11,401,360**
Operating revenue	**51,197**	45,807	**461,234**
Interest and dividends	**2,989**	4,272	**26,928**
Other income	**13,162**	9,886	**118,577**
Total revenues	**1,332,899**	1,291,100	**12,008,099**
Costs and expenses:			
Cost of sales	**1,073,367**	1,035,384	**9,669,973**
Selling, general and administrative expenses	**204,387**	196,097	**1,841,324**
Interest	**8,047**	7,768	**72,495**
Other expenses	**28,801**	27,386	**259,469**
Total costs and expenses	**1,314,602**	1,266,635	**11,843,261**
Income before income taxes and minority interests	**18,297**	24,465	**164,838**
Provision for income taxes:			
Current	**10,393**	8,808	**93,631**
Deferred	**2,455**	4,335	**22,117**
	12,848	13,143	**115,748**
Income before minority interests	**5,449**	11,322	**49,090**
Minority interests	**2,048**	1,542	**18,450**
Net income	**¥ 3,401**	¥ 9,780	**$ 30,640**
Net income per share:			
Net income	**¥ 3,401**	¥ 9,780	**$ 30,640**
Net income—adjusted for interest on convertible bonds, net of tax	**3,401**	10,018	**30,640**
Weighted average number of shares (thousands)	**1,855,059**	1,855,213	
Diluted weighted average number of shares (thousands)	**1,855,059**	1,903,377	
Basic net income per share (yen and U.S. dollars)	**¥1.83**	¥5.27	**$0.02**
Diluted net income per share (yen and U.S. dollars)	**1.83**	5.26	**0.02**

Note: The calculations of the weighted average number of shares for diluted net income per share in 2004 and 2003 do not include incremental shares of 48,164 thousand and 48,164 thousand, respectively, from assumed conversions of convertible bonds, since their effects are antidilutive.

Consolidated Balance Sheets (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries September 30 and March 31, 2004

Assets	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	September 30, 2004	March 31, 2004	**September 30, 2004**
Current assets:			
Cash	**¥ 120,534**	¥ 101,861	**$ 1,085,892**
Time deposits	**195,893**	175,601	**1,764,802**
	316,427	277,462	**2,850,694**
Short-term investments	**12,907**	16,180	**116,279**
Receivables:			
Notes and accounts	**411,646**	436,105	**3,708,523**
Finance receivables	**252,124**	257,286	**2,271,387**
Affiliates and unconsolidated subsidiaries	**82,362**	66,566	**742,000**
Allowance for doubtful accounts and financial charges	**(28,096)**	(23,734)	**(253,117)**
Inventories	**379,884**	334,214	**3,422,378**
Deferred income taxes	**49,847**	49,329	**449,072**
Prepaid expenses and other	**83,964**	61,331	**756,433**
Total current assets	**1,561,065**	1,474,739	**14,063,649**
Investments and advances:			
Affiliates and unconsolidated subsidiaries	**56,465**	40,258	**508,694**
Securities investments and other	**186,878**	200,976	**1,683,585**
	243,343	241,234	**2,192,279**
Property, plant and equipment:			
Buildings	**473,353**	464,175	**4,264,441**
Machinery and equipment	**1,040,458**	1,006,905	**9,373,496**
	1,513,811	1,471,080	**13,637,937**
Accumulated depreciation	**(1,032,711)**	(1,003,934)	**(9,303,703)**
	481,100	467,146	**4,334,234**
Land	**142,573**	145,386	**1,284,442**
Construction in progress	**15,334**	11,359	**138,144**
	639,007	623,891	**5,756,820**
Deferred income taxes	**107,539**	101,882	**968,820**
Other assets	**181,622**	201,881	**1,636,234**
	¥2,732,576	¥2,643,627	**$24,617,802**

Liabilities, minority interests in consolidated subsidiaries and stockholders' equity	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	September 30, 2004	March 31, 2004	**September 30, 2004**
Current liabilities:			
Short-term borrowings	**¥ 412,435**	¥ 386,570	**$ 3,715,631**
Current portion of long-term debt	**182,199**	160,884	**1,641,432**
Notes and accounts payable:			
Trade	**480,957**	462,803	**4,332,946**
Affiliates and unconsolidated subsidiaries	**23,228**	14,461	**209,261**
Construction	**36,255**	26,992	**326,622**
Accrued income taxes	**12,081**	11,305	**108,838**
Employees' savings deposits	**22,374**	23,088	**201,568**
Other, including dividends payable and accrued expenses	**242,904**	237,286	**2,188,324**
Total current liabilities	**1,412,433**	1,323,389	**12,724,622**
Long-term debt	**570,539**	562,057	**5,139,991**
Accrued pension and severance costs	**212,360**	213,044	**1,913,153**
Total liabilities	**2,195,332**	2,098,490	**19,777,766**
Minority interests in consolidated subsidiaries	**49,177**	47,835	**443,036**
Stockholders' equity:			
Common stock:			
Authorized—4,921,196 thousand shares			
Issued:			
September 30, 2004 and March 31, 2004—1,872,338 thousand shares	**172,242**	172,242	**1,551,730**
Additional paid-in capital	**336,038**	336,036	**3,027,369**
Retained earnings	**90,603**	92,766	**816,243**
Accumulated other comprehensive loss	**(103,552)**	(96,527)	**(932,901)**
	495,331	504,517	**4,462,441**
Less, treasury stock at cost:			
September 30, 2004—17,332 thousand shares	**(7,264)**	—	**(65,441)**
March 31, 2004—17,223 thousand shares	**—**	(7,215)	**—**
Total stockholders' equity	**488,067**	497,302	**4,397,000**
	¥2,732,576	¥2,643,627	**$24,617,802**

Consolidated Statements of Stockholders' Equity (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2004 and 2003

	Millions of Yen				
(Number of Shares of Common Stock—Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Balance, March 31, 2003 (1,872,338) (Restated (Note 2))	¥172,242	¥336,029	¥ 90,498	¥(165,626)	
Comprehensive loss:					
Net income (Restated (Note 2))			9,780		¥ 9,780
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of ¥13,418 million)				18,835	18,835
Reclassification adjustments for net losses on securities realized in net income (net of tax of ¥185 million)				33	33
Foreign currency translation adjustments				(5,573)	(5,573)
Net unrealized losses on derivatives (net of tax of ¥590 million)				457	457
Reclassification adjustments for net losses on derivatives realized in net income (net of tax of ¥397 million)				310	310
Total (Restated (Note 2))					¥ 23,842
Cash dividends			(5,565)		
Conversion of convertible bonds (1)		1			
Balance, September 30, 2003 (1,872,338) (Restated (Note 2))	¥172,242	¥336,030	¥ 94,713	¥(151,564)	
Balance, March 31, 2004 (1,872,338)	¥172,242	¥336,036	¥ 92,766	¥ (96,527)	
Comprehensive income:					
Net income			**3,401**		**¥ 3,401**
Other comprehensive income (loss):					
Net unrealized gains on securities (net of tax of ¥4,778 million)				**(8,110)**	**(8,110)**
Reclassification adjustments for net gains on securities realized in net income (net of tax of ¥3,108 million)				**(4,702)**	**(4,702)**
Foreign currency translation adjustments				**5,701**	**5,701**
Net unrealized gains on derivatives (net of tax of ¥256 million)				**(197)**	**(197)**
Reclassification adjustments for net losses on derivatives realized in net income (net of tax of ¥369 million)				**283**	**283**
Total					**¥ (3,624)**
Cash dividends			**(5,564)**		
Gains on disposal of treasury stock		**2**			
Balance, September 30, 2004 (1,872,338)	**¥172,242**	**¥336,038**	**¥ 90,603**	**¥(103,552)**	
	Thousands of U.S. Dollars (Note 1)				
Balance, March 31, 2004 (1,872,338)	$1,551,730	$3,027,351	$835,729	$(869,613)	
Comprehensive income:					
Net income			**30,640**		**$ 30,640**
Other comprehensive income (loss):					
Net unrealized gains on securities (net of tax of $43,045 thousand)				**(73,063)**	**(73,063)**
Reclassification adjustments for net gains on securities realized in net income (net of tax of $28,000 thousand)				**(42,360)**	**(42,360)**
Foreign currency translation adjustments				**51,360**	**51,360**
Net unrealized gains on derivatives (net of tax of $2,306 thousand)				**(1,775)**	**(1,775)**
Reclassification adjustments for net losses on derivatives realized in net income (net of tax of $3,324 thousand)				**2,550**	**2,550**
Total					**$ (32,648)**
Cash dividends			**(50,126)**		
Gains on disposal of treasury stock		**18**			
Balance, September 30, 2004 (1,872,338)	**$1,551,730**	**$3,027,369**	**$816,243**	**$(932,901)**	

Consolidated Statements of Cash Flows (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003 Restated (Note 2)	**2004**
Cash flows from operating activities:			
Net income	**¥ 3,401**	¥ 9,780	**$ 30,640**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**58,089**	53,455	**523,324**
Gain on sale of marketable securities and investment securities	**(6,666)**	(3,789)	**(60,054)**
Evaluation losses on investment securities	**1,410**	—	**12,703**
Loss on disposal of property, plant and equipment	**1,677**	4,434	**15,108**
Provision for income taxes—deferred	**2,456**	4,335	**22,126**
Equity in earnings of affiliates and unconsolidated subsidiaries	**223**	(1)	**2,009**
Change in assets and liabilities, net effect of newly consolidated subsidiaries in 2004:			
Decrease (increase) in receivables	**15,173**	(42,818)	**136,694**
(Increase) decrease in inventories	**(40,004)**	1,179	**(360,396)**
Increase in prepaid expenses and other	**(19,847)**	(3,421)	**(178,802)**
Increase in other assets	**(4,745)**	(17,480)	**(42,748)**
Increase in notes and accounts payable	**19,882**	29,408	**179,117**
Increase (decrease) in accrued income taxes	**166**	(5,252)	**1,495**
(Decrease) increase in other current liabilities	**(7,593)**	28,213	**(68,405)**
Other, net	**1,405**	5,182	**12,657**
Total adjustments	**21,626**	53,445	**194,828**
Net cash provided by operating activities	**25,027**	63,225	**225,468**
Cash flows from investing activities:			
Decrease in short-term investments	**3,734**	8,132	**33,640**
Proceeds from sale of investments and collection of advances	**21,824**	15,501	**196,612**
Proceeds from sale of property, plant and equipment	**4,459**	9,347	**40,171**
Payments for purchase of investments and advances	**(31,503)**	(6,441)	**(283,811)**
Payments for purchase of property, plant and equipment	**(46,450)**	(50,465)	**(418,468)**
Payments for acquisition of consolidated subsidiaries	**(2,284)**	—	**(20,576)**
Payments for sale of consolidated subsidiaries	**—**	(1,135)	**—**
Other, net	**(3,640)**	(1,421)	**(32,793)**
Net cash used in investing activities	**(53,860)**	(26,482)	**(485,225)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**21,199**	(5,831)	**190,982**
Proceeds from issuance of long-term debt	**117,588**	80,538	**1,059,351**
Repayments of long-term debt	**(71,839)**	(109,950)	**(647,198)**
Dividends paid	**(5,863)**	(5,827)	**(52,820)**
Repurchase of common stock	**(47)**	(23)	**(423)**
Net cash provided by (used in) financing activities	**61,038**	(41,093)	**549,892**
Effect of exchange rate changes on cash and cash equivalents	**3,038**	(4,750)	**27,369**
Net increase (decrease) in cash and cash equivalents	**35,243**	(9,100)	**317,504**
Cash and cash equivalents of newly consolidated subsidiaries	**3,722**	—	**33,532**
Cash and cash equivalents at beginning of six-month period	**277,462**	319,753	**2,499,658**
Cash and cash equivalents at end of six-month period	**¥316,427**	¥310,653	**$2,850,694**

Notes to Consolidated Financial Statements (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries

1. U.S. DOLLAR AMOUNTS

U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥111 = US$1, the approximate effective rate of exchange at September 30, 2004.

2. RESTATEMENT

The Company performed a comprehensive analysis of Sanyo's financial statements and determined that certain adjustments described below needed to be applied to prior periods.

As a result of the review, Sanyo recorded adjustments with respect to items identified in previous periods but that had not been recorded in those periods to correct items identified in the current period that relate to prior periods and to adhere to its accounting policies and procedures. Although the nature and existence of certain of these items had been deemed immaterial in prior periods, in implementing the findings of the review, the Company decided to record all such adjustments.

The following table summarizes the effects of the restatement on Sanyo's net income for the six-month period ended September 30, 2003 and retained earnings as of September 30, 2003 and March 31, 2003.

Net Income

	Millions of Yen
	2003
As previously reported	¥7,519
Restatement adjustments	
Investments (other assets)	1,023
Scope of consolidation	(370)
Other adjustments	2,796
Tax effect	(1,188)
As restated	¥9,780

Retained Earnings

	Millions of Yen	
	as of September 30, 2003	as of March 31, 2003
As previously reported	¥127,640	¥125,686
Restatement adjustments		
Investments (other assets)	(25,444)	(26,467)
Scope of consolidation	(6,122)	(5,752)
Other adjustments	(3,107)	(5,903)
Tax effect	1,746	2,934
As restated	¥ 94,713	¥ 90,498

The following is the summary of the corrections noted above.

a. Investments (other assets)

The Company reviewed the balances in the goodwill account associated with a prior expansion of the scope of consolidation in 1997 and 1999 and determined that certain amounts were overstated and therefore that goodwill balances and related impairment charges needed to be restated. This resulted in an increase in the net income for the six-month period ended September 30, 2003 of ¥1,023 million and an adjustment to the retained earnings of ¥26,467 million as of March 31, 2003.

b. Scope of consolidation

With effect from April 1, 2002, the Company expanded the scope of consolidation to include 36 additional majority owned subsidiaries which were previously accounted for using the cost method. This resulted in a decrease in the net income for the six-month period ended September 30, 2003 of ¥370 million and an adjustment to the retained earnings of ¥5,752 million as of March 31, 2003.

c. Other adjustments

Other adjustments relate to accruals and provisions for liabilities at some subsidiaries, the timing and amount of impairments, consolidation and elimination adjustments, and the reallocation of income and losses of certain subsidiaries from the minority to Sanyo. As a result, net income for the six-month period ended September 30, 2003 increased by ¥2,796 million and the retained earnings as of March 31, 2003, decreased by ¥5,903 million.

The following table shows the consolidated income statement of Sanyo for the six-month period ended September 30, 2003 before and after the restatement.

CONSOLIDATED STATEMENT OF INCOME

	Millions of Yen	
	2003	
	Previously Reported	Restated
Revenues:		
Net sales	¥1,231,135	¥1,231,135
Operating revenue	45,807	45,807
Interest and dividends	4,272	4,272
Other income	10,256	9,886
Total revenues	1,291,470	1,291,100
Costs and expenses:		
Cost of sales	1,035,384	1,035,384
Selling, general and administrative expenses	196,097	196,097
Interest	7,768	7,768
Other expenses	30,685	27,386
Total costs and expenses	1,269,934	1,266,635
Income before income taxes and minority interests	21,536	24,465
Provision for income taxes:		
Current	8,808	8,808
Deferred	3,147	4,335
	11,955	13,143
Income before minority interests	9,581	11,322
Minority interests	2,062	1,542
Net income	¥ 7,519	¥ 9,780

From the year ended March 31, 2004, Sanyo changed the form of its consolidated statements of income from a multi-step to a single-step presentation. Therefore, these reclassifications have been made to the previously reported and the restated consolidated statements of income for the six-month period ended September 30, 2003 to conform to the presentation for the six-month period ended September 30, 2004.

The following table shows the consolidated statement of cash flows of Sanyo for the six-month period ended September 30, 2003 before and after the restatement.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Millions of Yen	
	2003	
	Previously Reported	Restated
Cash flows from operating activities:		
Net income	¥ 7,519	¥ 9,780
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	53,455	53,455
Gain on sale of marketable securities and investment securities	(3,789)	(3,789)
Loss on disposal of property, plant and equipment	4,434	4,434
Provision for income taxes—deferred	3,147	4,335
Equity in earnings of affiliates and unconsolidated subsidiaries	(371)	(1)
Change in assets and liabilities		
Increase in receivables	(42,818)	(42,818)
Decrease in inventories	1,179	1,179
Increase in prepaid expenses and other	(3,421)	(3,421)
Increase in other assets	(17,480)	(17,480)
Increase in notes and accounts payable	29,408	29,408
Decrease in accrued income taxes	(5,252)	(5,252)
Increase in other current liabilities	28,213	28,213
Other, net	9,001	5,182
Total adjustments	55,706	53,445
Net cash provided by operating activities	63,225	63,225
Cash flows from investing activities:		
Decrease in short-term investments	8,132	8,132
Proceeds from sale of investments and collection of advances	15,501	15,501
Proceeds from sale of property, plant and equipment	9,347	9,347
Payments for purchase of investments and advances	(6,441)	(6,441)
Payments for purchase of property, plant and equipment	(50,465)	(50,465)
Payments for sale of consolidated subsidiaries	(1,135)	(1,135)
Other, net	(1,421)	(1,421)
Net cash used in investing activities	(26,482)	(26,482)
Cash flows from financing activities:		
Decrease in short-term borrowings	(5,831)	(5,831)
Proceeds from issuance of long-term debt	80,538	80,538
Repayments of long-term debt	(109,950)	(109,950)
Dividends paid	(5,827)	(5,827)
Repurchase of common stock	(23)	(23)
Net cash used in financing activities	(41,093)	(41,093)
Effect of exchange rate changes on cash and cash equivalents	(4,750)	(4,750)
Net decrease in cash and cash equivalents	(9,100)	(9,100)
Cash and cash equivalents at beginning of six-month period	319,753	319,753
Cash and cash equivalents at end of six-month period	¥310,653	¥310,653

3. SUBSEQUENT EVENT

The facilities of Niigata SANYO Electronic Co., Ltd., were heavily damaged by the series of earthquakes in the Chuetsu region of Niigata Prefecture on October 23, 2004, resulting in a suspension of operations. Niigata SANYO Electronic is the core subsidiary of the Sanyo Group's semiconductor operations (front-end manufacture of BIP-LSIs and MOS-LSIs).

The major cause of damage to the facilities was movement in the production facilities during the earthquake, which damaged utility connections, and caused pollution of the manufacturing facilities due to the release of chlorine gas used in the wafer cleaning process. Presently, these manufacturing facilities are being restored stage by stage, giving priority to meeting customers' needs. In addition, full efforts are being made to manufacture these products at other facilities. At this time, it is difficult to estimate the total cost of the damage, including restoration costs.

Sanyo is doing all it can to minimize the impact of the halt in operations of this subsidiary. However, the costs of this event, mainly including added capital investment, and the restoration costs, will start emerging in the second half of the current fiscal year, and are expected to worsen the earnings performance of the Group's overall semiconductor operations. Presently, however, it is difficult to quantify the impact on the Group's financial condition or on performance from the second half of the fiscal year onward.

Corporate Data

◆ BOARD OF DIRECTORS AND CORPORATE AUDITORS
(As of September 30, 2004)

Executive Directors

Chairman
Satoshi Iue

Vice Chairman
Sadao Kondo

President
Yukinori Kuwano

Executive Directors
Toshimasa Iue
Yoichiro Furuse

Directors

Nobuaki Kumagai
Tomoyo Nonaka
Louis E. Lataif
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki
Tadahiko Tanaka

Corporate Executive Auditors

Ryota Tominaga
Takeshi Inoue

Corporate Auditors

Sotoo Tatsumi
Hiroshi Toda

◆ OFFICERS
(As of September 30, 2004)

President, CEO & COO
Yukinori Kuwano

Executive Vice President & CMO
Toshimasa Iue

Executive Vice President & CFO
Yoichiro Furuse

Executive Officers
Hiromoto Sekino
Eiji Kotobuki
Tadahiko Tanaka
Yasusuke Tanaka
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono

Senior Officers
Fusao Terada
Akira Kan
Teruo Tabata
Mitsuru Honma
Shinichi Miki
Toshiaki Iue
Takenori Ugari
Yoshihiro Nishiguchi

Officers
Akiyoshi Takano
Tadao Shimada
Shosaku Kurome
Hideo Yamase
Shinya Tsuda
Itsuo Nakamura
Keiichi Yodoshi
Kenzo Kurokawa
Yoshio Iwasa
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Nozaki
Michihiro Shigeta
Tsutomu Asano
Kohei Wakayama
Katsuhisa Kawashima
Kazuhiro Takeda

◆ PRINCIPAL CONSOLIDATED SUBSIDIARIES

(As of September 30, 2004)

SANYO Electric Credit Co., Ltd.
Principal Business: Installment Sales, Leasing, and Financing

Tottori SANYO Electric Co., Ltd.
Principal Business: Manufacture and Sales of Audio Equipment, Information Systems, Electronic Parts, and Home Appliances

Niigata SANYO Electronic Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

KANTO SANYO Semiconductors Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

SANYO Sales & Marketing Corporation
Principal Business: Sales, Export, and Import of Electrical Equipment

SANYO Commercial Sales Co., Ltd.
Principal Business: Sales and Installation of Refrigerators and Freezers and Kitchen Appliances

SANYO Semicon Device Co., Ltd.
Principal Business: Sales of Semiconductors

SANYO North America Corporation
Principal Business: Sales of Electrical Equipment and Operation of Local General Businesses

SANYO Manufacturing Corporation
Principal Business: Manufacture and Sales of Color TVs and Other Products

SANYO Energy (U.S.A.) Corporation
Principal Business: Manufacture and Sales of Batteries

SANYO Electric (Hong Kong) Limited
Principal Business: Sales of Electrical Equipment

SANYO Semiconductor (H.K.) Co., Ltd.
Principal Business: Sales of Semiconductors

(The Company has a total of 112 consolidated subsidiaries—56 in Japan and 56 overseas.)

◆ FOUNDATION

Founded: February 1947

Incorporated: April 1950

◆ COMMON STOCK

Authorized: 4,921,196,000 shares

Issued: 1,872,338,099 shares

Capital: ¥172,242,294,083

Number of Stockholders: 247,912

Listings: Common stock is listed on the Tokyo, Osaka, and three other domestic stock exchanges.

Overseas listings are on the Amsterdam, Frankfurt, Swiss, and Paris stock exchanges.

American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

Transfer Agent: The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 540-8639, Japan

(As of September 30, 2004)

◆ HEAD OFFICE

5-5, Keihan-Hondori 2-chome, Moriguchi City,
Osaka 570-8677, Japan
Telephone: +81-6-6991-1181
Facsimile: +81-6-6991-2086 (Investor Relations Unit)
http://www.sanyo.co.jp/

◆ U.S. CONTACT ADDRESS

SANYO North America Corporation
Head Office
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone: +1-619-661-1134
Facsimile: +1-619-661-6795


PRINTED WITH
SOY INK

SANYO Electric Co., Ltd.

Printed in Japan on 100% recycled paper

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年12月21日
【会社名】	三洋電機株式会社
【英訳名】	SANYO ELECTRIC CO., LTD.
【代表者の役職氏名】	代表取締役社長　　桑野　幸徳
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６(６９９１)１１８１
【事務連絡者氏名】	経理ユニット　リーダー　　岡崎　孝雄
【最寄りの連絡場所】	東京都台東区上野１丁目１番10号
【電話番号】	０３(３８３５)１１１１
【事務連絡者氏名】	ＩＲ・株式ユニット ＩＲチーム　担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号） 証券会員制法人福岡証券取引所 （福岡市中央区天神２丁目14番２号） 証券会員制法人札幌証券取引所 （札幌市中央区南１条西５丁目14番地の１）



1．【提出理由】

平成16年10月23日に発生しました新潟県中越地震により、当社連結子会社である新潟三洋電子株式会社において重要な災害を受けましたので、証券取引法第24条の５第４項、及び企業内容等の開示に関する内閣府令第19条第２項第12号、第13号並びに第19号の規定に基づき、提出するものであります。

2．【報告内容】

（1） 当該連結子会社の名称、住所及び代表者の氏名

イ．名称　　新潟三洋電子株式会社

ロ．住所　　新潟県小千谷市大字千谷甲3000番地

ハ．代表者の氏名　　窪田　徹哉

（2） 当該重要な災害の発生年月日

平成16年10月23日

（3） 当該重要な災害が発生した場所

新潟県小千谷市　新潟三洋電子株式会社敷地内において

（4） 当該重要な災害により被害を受けた資産の種類及び被害額並びにそれに対して支払われた保険金額

イ．資産の種類及び被害額

機械及びその他（注１）	184億円	（内、除却簿価　117億円）
棚卸資産	46億円	（内、除却簿価　46億円）
復旧費用等（注２）	270億円	
設備投資	3億円	
計	503億円	

（注１）機械及びその他には、リース設備を含んでおります。

（注２）復旧費用等は、固定資産の解体・撤去費及び修繕費並びに立ち上げ費用等であります。

（注３）上記金額は、本臨時報告書提出日現在の見込額であります。

ロ．上記に対して支払われる保険金額　：　ありません。

（5） 当該重要な災害による被害が連結会社の事業に及ぼす影響

イ．11月30日に、電気、水、空調、ガスなどのユーティリティが復旧し、現在、一部生産再開に向けてのクリーンルーム内設備の復旧作業としてユーティリティへの繋ぎ込み及び装置の立ち上げを行っております。

ロ．12月６日より一部ラインで生産に先立つ試作・評価ロットの投入を開始し、12月末に生産再開できるよう全力で取り組んでおりましたが、12月22日より一部ラインで生産再開の予定であります。

ハ．同社が通常操業に至っていない事を受け、一部の品種（ＡＶ用ＭＯＳ－ＬＳＩ）に関しては、11月８日より、群馬（当社東京製作所）と岐阜（当社連結子会社である岐阜三洋電子株式会社）での代替生産を開始しております。

ニ．なお、クリーンルーム内での一部のガス漏洩や排水タンクからの一部排水漏洩がありましたが、いずれも地域環境への影響はないと考えております。これらの状況につきまして、関係行政当局及び地域住民に対して報告・説明を行いました。今後も引き続きモニタリング・調査を継続いたします。

（6） 当該重要な災害による被害が当社の損益及び連結損益に与える影響額

当社の損益及び連結損益に与える影響の見込額は以下のとおりであります。

	単独損益	連結損益
機械及びその他の被害額	ー億円	184億円
棚卸資産の被害額	ー億円	46億円
復旧費用等	ー億円	270億円
売上減少に伴う影響	160億円	370億円
計	160億円	870億円

半 期 報 告 書

（第81期中）　自　平成16年４月１日
至　平成16年９月30日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した半期報告書の記載事項を、紙媒体として作成したものであります。
ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。
本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

目次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成16年12月６日
【中間会計期間】	第81期中（自　平成16年４月１日　至　平成16年９月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO ELECTRIC CO., LTD.
【代表者の役職氏名】	代表取締役社長　　桑野　幸徳
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６(６９９１)１１８１
【事務連絡者氏名】	経理ユニット　リーダー　　岡崎　孝雄
【最寄りの連絡場所】	東京都台東区上野１丁目１番10号
【電話番号】	０３(３８３５)１１１１
【事務連絡者氏名】	ＩＲ・株式ユニット ＩＲチーム　担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号） 証券会員制法人福岡証券取引所 （福岡市中央区天神２丁目14番２号） 証券会員制法人札幌証券取引所 （札幌市中央区南１条西５丁目14番地の１）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

決算年度	平成14年度中	平成15年度中	平成16年度中	平成14年度	平成15年度
会計期間	自 平成14年 ４月１日 至 平成14年 ９月30日	自 平成15年 ４月１日 至 平成15年 ９月30日	自 平成16年 ４月１日 至 平成16年 ９月30日	自 平成14年 ４月１日 至 平成15年 ３月31日	自 平成15年 ４月１日 至 平成16年 ３月31日
売上高（百万円）	1,045,053	1,231,135	1,265,551	2,182,553	2,508,018
税金等調整前中間（当期）純利益（△損失）（百万円）	11,225	24,465	18,297	△74,157	45,992
中間（当期）純利益（△損失）（百万円）	5,273	9,780	3,401	△61,671	13,400
純資産額（百万円）	525,599	444,279	488,067	426,026	497,302
総資産額（百万円）	2,667,507	2,708,064	2,732,576	2,686,967	2,643,627
１株当たり純資産額（円）	281.32	239.47	263.11	229.63	268.07
基本的１株当たり中間（当期）純利益（△損失）（円）	2.82	5.27	1.83	△33.10	7.22
希薄化後１株当たり中間（当期）純利益（△損失）（円）	2.82	5.26	1.83	△33.10	7.22
自己資本比率（％）	19.7	16.4	17.9	15.9	18.8
営業活動によるキャッシュ・フロー（百万円）	32,231	63,225	25,027	131,756	86,371
投資活動によるキャッシュ・フロー（百万円）	△27,351	△26,482	△53,860	△61,631	△91,356
財務活動によるキャッシュ・フロー（百万円）	5,266	△41,093	61,038	△7,189	△33,305
現金及び現金等価物の中間期末（期末）残高（百万円）	266,767	310,653	316,427	319,753	277,462
従業員数（人）	82,250	80,639	81,852	79,025	82,337

（注）１．売上高には、消費税等は含まれていない。

２．当社の連結財務諸表は米国会計基準に基づいて作成している。

３．平成15年度の年次決算において、資産の評価等の会計処理に関して米国会計基準のより厳格な解釈を適用したことなどにより、平成15年度中間連結会計期間以前の決算数値について修正再表示している。

(2) 提出会社の経営指標等

回次	第79期中	第80期中	第81期中	第79期	第80期
会計期間	自 平成14年 4月1日 至 平成14年 9月30日	自 平成15年 4月1日 至 平成15年 9月30日	自 平成16年 4月1日 至 平成16年 9月30日	自 平成14年 4月1日 至 平成15年 3月31日	自 平成15年 4月1日 至 平成16年 3月31日
売上高（百万円）	544,266	656,620	731,885	1,172,497	1,377,197
経常利益（百万円）	5,776	10,798	8,345	9,110	13,427
中間（当期）純利益（△損失）（百万円）	3,145	5,627	3,463	△53,869	4,398
資本金（百万円）	172,241	172,242	172,242	172,242	172,242
発行済株式総数（千株）	1,872,336	1,872,338	1,872,338	1,872,338	1,872,338
純資産額（百万円）	609,626	575,602	567,924	558,071	578,274
総資産額（百万円）	1,390,334	1,413,862	1,499,479	1,385,279	1,454,828
1株当たり中間(年間)配当額（円）	3.00	3.00	3.00	6.00	6.00
自己資本比率（%）	43.8	40.7	37.9	40.3	39.7
従業員数（人）	17,110	15,999	16,346	16,167	16,809

（注） 売上高には、消費税等は含まれていない。

２【事業の内容】

当中間連結会計期間より、当社グループは事業の種類別セグメントを従来の６部門（ＡＶ・情報通信機器、電化機器、産業機器、電子デバイス、電池、その他）から、４部門（コンシューマ部門、コマーシャル部門、コンポーネント部門、その他部門）に変更している。

また、当中間連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。

３【関係会社の状況】

当中間連結会計期間において、以下の会社が新たに提出会社の関係会社となった。

名称	住所	資本金	主要な事業の内容	議決権の所有割合（％）	関係内容
（連結子会社）		百万円			
三洋東京マニュファクチャリング㈱	群馬県邑楽郡	200	コマーシャル部門	100.0	当社製品の製造会社で、当社の従業員８名が同社の役員を兼任しており、土地、建物、事務所及び製造設備を賃貸している。

また、当中間連結会計期間において、以下の会社が提出会社の関係会社に該当しなくなった。

名称	住所	資本金	主要な事業の内容	議決権の所有割合（％）	関係内容
（連結子会社）					
三洋テレコミュニケーションズ㈱	大阪府大東市	3,000	コンシューマ部門	100.0	当社製品の製造会社で、当社の役員１名及び従業員11名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。
三洋マルチメディア鳥取㈱	鳥取県鳥取市	450	コンシューマ部門	100.0	当社製品の製造会社で、当社の従業員３名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。
三洋ホームアプライアンス鳥取㈱	鳥取県鳥取市	200	コンシューマ部門	100.0	当社製品の製造会社で、当社の従業員３名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。
（持分法適用関連会社）					
大和フーヅ㈱	埼玉県熊谷市	340	その他部門	29.4	ドーナツ、ハンバーガー、うどんの製造及び販売を行う会社で、当社の従業員２名が同社の役員を兼任している。

（注）１．主要な事業の内容欄には、事業の種類別セグメントの名称を記載している。
２．三洋テレコミュニケーションズ㈱は、平成16年９月に当社と合併した。
３．三洋マルチメディア鳥取㈱及び三洋ホームアプライアンス鳥取㈱は、平成16年９月に連結子会社である鳥取三洋電機㈱と合併した。
４．大和フーヅ㈱の株式の一部を売却したことにより、同社の議決権の所有割合が20％未満となった。

4【従業員の状況】

(1) 連結会社の状況

(平成16年9月30日現在)

事業の種類別セグメントの名称	従業員数（人）
コンシューマ部門	21,421
コマーシャル部門	6,189
コンポーネント部門	48,088
その他部門	4,516
全社（共通）	1,638
合計	81,852

（注） 従業員数は、就業人員数を表示している。

(2) 提出会社の状況

(平成16年9月30日現在)

従業員数（人）	16,346

（注） 従業員数は、就業人員数を表示している。

(3) 労働組合の状況

労使関係について特に記載すべき事項はない。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間における日本経済は、世界経済の拡大に伴い、輸出や民間設備投資が増加を見せる中で、個人消費も雇用情勢や消費者マインドの改善を受けて緩やかな回復を示すなど、堅調に推移した。

このような状況の中、当社は、リチウムイオン電池において、旺盛な需要に対応するため、徳島工場内に新工場を増設し、生産能力の増強を図った。液晶事業においては、中小型パネル世界No.1を目指して、セイコーエプソン㈱と事業統合した。また、当社独自の機能であるＦＭラジオが聞ける携帯電話は、市場の支持を得てヒット商品となり、動画撮影中に高画素の静止画を撮ることができるデジタルムービーカメラ「Xacti(ザクティ)」も話題を呼んだ。

この結果、携帯電話機、デジタルカメラ、リチウムイオン電池などの売上が増加し、当中間連結会計期間の連結売上高は、前年同期比2.8%増加の1,265,551百万円となり、その他の営業収益は前年同期比11.8%増加の51,197百万円となった。利益面では販売価格の下落や原材料価格の高騰などにより、営業利益は前年同期比14.2%減少の38,994百万円、事業構造改革費用の計上などにより、税金等調整前当期純利益は前年同期比25.2%減少の18,297百万円、当期純利益は前年同期比65.2%減少の3,401百万円となった。

なお、当中間連結会計期間より、事業の社内管理体制とディスクロージャーの整合性をより一層高め、開示情報に対する説明責任をさらに強化するため、当社グループの事業の種類別セグメントを、「コンシューマ部門」、「コマーシャル部門」、「コンポーネント部門」及び「その他部門」に区分している。これに伴い、以下、前中間連結会計期間の区分を当中間連結会計期間に合わせて組替え、増減を記述している。

事業の種類別セグメントの業績は次のとおりである。

①コンシューマ部門

携帯電話機、デジタルカメラなどの売上が増加した。また、猛暑の効果で冷蔵庫、エアコンの売上が増加した。

この結果、当部門の売上高は前年同期比5.3%増加の627,785百万円となったが、販売価格の下落により営業利益は前年同期比5.4%減少の17,199百万円となった。

②コマーシャル部門

猛暑による需要増もあり、大型エアコンなどの売上が増加した。

この結果、当部門の売上高は前年同期比3.9%増加の107,829百万円となったが、販売価格の下落により営業利益は前年同期比6.8%減少の2,188百万円となった。

③コンポーネント部門

リチウムイオン電池、光ピックアップなどの売上が増加した。また、環境意識の高まりから、欧州市場のドイツを中心に太陽電池が好調であった。

この結果、当部門の売上高は前年同期比0.1%増加の503,921百万円となったが、販売価格の下落や原材料価格の高騰などにより、営業利益は前年同期比13.8%減少の23,338百万円となった。

④その他部門

当部門の売上高及び営業収益は前年同期比2.1%増加の106,935百万円となったが、営業利益は前年同期比14.9%減少の8,589百万円となった。

所在地別セグメントの業績は次のとおりである。

①日本

国内では、輸出や民間設備投資が増加し、緩やかな回復を示す中、携帯電話機、デジタルカメラ、リチウムイオン電池などの売上が増加した。

このため、売上高及び営業収益は前年同期比2.9%増加の1,186,856百万円となったが、販売価格の下落や原材料価格の高騰などにより営業利益は前年同期比16.7%減少の39,993百万円となった。

②アジア

アジアでは中国や香港における売上が堅調に推移し、売上高及び営業収益は前年同期比19.7%増加の399,600百万円となったが、営業利益は前年同期比0.2%減少の7,473百万円となった。

③北米

北米では携帯電話機を中心に売上が好調に推移し、売上高及び営業収益は前年同期比3.7%増加の161,082百万円となったが、価格競争の激化により営業利益は前年同期比11.5%減少の2,484百万円となった。

④その他

欧州では環境意識の高まりから太陽電池が増加したこともあり、売上高及び営業収益は前年同期比11.9%増加の67,227百万円、営業利益は360百万円となった。

(2) キャッシュ・フロー

当中間連結会計期間における連結ベースの現金及び現金等価物（以下「資金」という。）は、売掛債権の減少、社債の発行などにより、前連結会計年度末に比べ38,965百万円増加し、期末残高は316,427百万円（前年同期比1.9%増加）となった。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間における資金収入は25,027百万円（前年同期比60.4%減少）となった。これは、受取手形及び売掛金が15,173百万円減少（前中間連結会計期間は42,818百万円増加）したものの、棚卸資産が40,004百万円増加（前中間連結会計期間は1,179百万円減少）したことや、その他流動負債が7,593百万円減少（前中間連結会計期間は28,213百万円増加）したことなどによる。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間における資金支出は53,860百万円（前年同期比103.4%増加）となった。これは、投資有価証券の購入及び長期貸付金の増加による支払額が31,503百万円（前年同期比389.1%増加）となったことなどによる。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間における資金収入は61,038百万円（前中間連結会計期間は41,093百万円の資金支出）となった。これは、短期借入金が21,199百万円増加（前中間連結会計期間は5,831百万円減少）したことや、提出会社の社債の発行などにより、長期負債の増加による入金額が117,588百万円（前年同期比46.0%増加）となったことなどによる。

なお、「営業活動によるキャッシュ・フロー」と「投資活動によるキャッシュ・フロー」を合計したフリー・キャッシュ・フローは前中間連結会計期間の36,743百万円のプラスから28,833百万円のマイナスとなった。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）	前年同期比（%）
コンシューマ部門	638,390	+8.4
コマーシャル部門	113,820	+9.2
コンポーネント部門	520,714	+3.9
その他部門	45,503	△12.3
合計	1,318,427	+5.8

(注) 1. 当中間連結会計期間より事業の種類別セグメントを変更したため、前年同期比較に当たっては前中間連結会計期間分を変更後の区分に組替えて行っている。

2. 金額は販売価格によっており、セグメント間の取引が含まれている。

3. 上記の金額には、消費税等は含まれていない。

(2) 受注状況

原則として需要見込生産を行っている。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）	前年同期比（%）
コンシューマ部門	627,785	+5.3
コマーシャル部門	107,829	+3.9
コンポーネント部門	503,921	+0.1
その他部門	106,935	+2.1
消去	△29,722	—
合計	1,316,748	+3.1

(注) 1. 当中間連結会計期間より事業の種類別セグメントを変更したため、前年同期比較に当たっては前中間連結会計期間分を変更後の区分に組替えて行っている。

2. 「その他部門」には、「その他の営業収益」が含まれている。

3. 上記の金額には、セグメント間の取引が含まれている。

4. 上記の金額には、消費税等は含まれていない。

3【対処すべき課題】

当中間連結会計期間において、当社グループが対処すべき課題について、重要な変更はない。

4【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約の締結及び変更はない。

5【研究開発活動】

当社グループ（当社及び連結子会社）は、「デジタル＆デバイス」と「エナジー＆エコロジー」に重点を置き、技術開発本部と各カンパニーが一体となって、市場に密着したスピードある技術開発とお客様に新しい価値を提案する高価値新商品の開発を行っている。

当中間連結会計期間は、当社の目指す創造業を実現するため、技術の融合・統合による新商品・新事業創出に向けた取り組みを強化した。また、企業成長の源泉となる次世代基盤技術の確立を目指し、大学との包括的提携など外部との協業を推進した。

当中間連結会計期間のグループ全体の研究開発費は64,988百万円である。

なお、当中間連結会計期間における研究開発活動の成果は以下のとおりである。

(1) コンシューマ部門

主に、当社のコンシューマ企業グループが中心となって、次世代映像機器、情報通信機器、家電機器、冷凍・空調機器に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、世界最小「ムービー手ぶれ補正機能」搭載のデジタルムービーカメラ、大容量ハードディスク搭載「ＡＶ一体型ＨＤＤナビゲーション」、変化しやすい受信環境でより安定した放送受信が可能な地上デジタルテレビ対応携帯電話、高い洗浄力と乾燥性能の向上を実現した世界初の「スチームランドリー」、電解水・電解ミストを応用した「空気洗浄機」・「加湿器」・「加湿セラミックファンヒーター」・「全自動洗濯機」などの「α電解水シリーズ」、走行中に充電可能な「エコ充電モード」搭載の電動ハイブリッド自転車及び「くらしトータルソリューション」を実現する統合型ホームネットワークシステム「ELiFES」の開発などをあげることができる。

当部門に係わる研究開発費は25,209百万円である。

(2) コマーシャル部門

主に、当社のコマーシャル企業グループが中心となって、次世代の産業用機器、システムに係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、高度な省エネ技術搭載の業界トップクラスの年間消費電力量を実現する空調・冷凍システム「コンビプラス・システム」、挽きたて・淹れたての抹茶の提供が可能な世界初の「抹茶ディスペンサ」及びオイルミスト・熱・水蒸気・臭気を厨房内で処理し、快適な厨房環境を実現する電化厨房用個別式循環換気装置の開発などをあげることができる。

当部門に係わる研究開発費は5,789百万円である。

(3) コンポーネント部門

主に、当社のコンポーネント企業グループが中心となって、次世代半導体、電子部品、二次電池、太陽電池に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、多チャンネル化・高出力化を実現する業界最小・高性能なパワーアンプＩＣ、業界初の外付け部品を必要としない携帯機器向けＦＭチューナＩＣ、世界最高出力の青紫色半導体レーザー、次世代ＤＶＤに適した高出力ハイブリッド型３波長（赤外、赤色、青色）の半導体レーザー、負極材料に新構造の「超格子合金」を採用した世界最高レベルの高容量（2500mAh）ニッケル水素電池及び従来セルの50倍～60倍の電圧出力が可能な次世代薄膜シリコン結晶太陽電池の開発などをあげることができる。

当部門に係わる研究開発費は32,240百万円である。

上記以外にセグメントに関連付けられない基礎的研究開発費が1,750百万円ある。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はない。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	4,921,196,000
計	4,921,196,000

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成16年９月30日）	提出日現在発行数（株）（平成16年12月６日）	上場証券取引所名	内容
普通株式	1,872,338,099	1,872,338,099	国内：東京、大阪、名古屋、福岡、札幌 海外：アムステルダム、フランクフルト、パリ、スイス	―
計	1,872,338,099	1,872,338,099	―	―

（注）１．提出日現在の発行数には、平成16年12月１日以降の新株予約権の行使により発行された株式数は含まれていない。

２．海外については、このほか米国で店頭売買されている。

(2)【新株予約権等の状況】

①　平成14年６月27日株主総会決議による新株予約権

	中間会計期間末現在（平成16年９月30日）	提出日の前月末現在（平成16年11月30日）
新株予約権の数（個）	1,493	1,493
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,493,000	1,493,000
新株予約権の行使時の払込金額（円）	558	558
新株予約権の行使期間	自　平成16年７月１日 至　平成18年６月30日	自　平成16年７月１日 至　平成18年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　558 資本組入額　279	発行価格　558 資本組入額　279
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

② 平成15年６月27日株主総会決議による新株予約権

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年11月30日）
新株予約権の数（個）	2,409	2,409
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	2,409,000	2,409,000
新株予約権の行使時の払込金額（円）	481	481
新株予約権の行使期間	自　平成17年７月１日 至　平成19年６月30日	自　平成17年７月１日 至　平成19年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　481 資本組入額　241	発行価格　481 資本組入額　241
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。
対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

③ 平成16年６月29日株主総会決議による新株予約権

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年11月30日）
新株予約権の数（個）	3,094	3,094
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	3,094,000	3,094,000
新株予約権の行使時の払込金額（円）	455	455
新株予約権の行使期間	自　平成18年７月１日 至　平成20年６月30日	自　平成18年７月１日 至　平成20年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　455 資本組入額　228	発行価格　455 資本組入額　228
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。
対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

④　旧転換社債等に関する事項

第９回無担保転換社債

	中間会計期間末現在 (平成16年９月30日)	提出日の前月末現在 (平成16年11月30日)
転換社債の残高(百万円)	49,898	―
転換価格(円)	1,036.00	―
資本組入額(円)	518	―

(3)【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成16年４月１日～平成16年９月30日	―	1,872,338	―	172,242	―	234,743

(4)【大株主の状況】

(平成16年９月30日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町２丁目11番３号	118,068	6.31
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海１丁目８番11号	74,380	3.97
住友生命保険相互会社	大阪市中央区城見１丁目４番35号	56,707	3.03
日本生命保険相互会社	大阪市中央区今橋３丁目５番12号	54,931	2.93
三洋電機従業員持株会	大阪府守口市京阪本通２丁目５番５号	50,682	2.71
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	43,278	2.31
株式会社りそな銀行	大阪市中央区備後町２丁目２番１号	37,248	1.99
第一生命保険相互会社	東京都千代田区有楽町１丁目13番１号	34,546	1.85
三井住友海上火災保険株式会社	東京都中央区新川２丁目27番２号	23,435	1.25
越水土地株式会社	神戸市垂水区青山台１丁目28番14号	22,307	1.19
計	―	515,586	27.54

(5) 【議決権の状況】

① 【発行済株式】

(平成16年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	普通株式 18,875,000	—	—
完全議決権株式(その他)	普通株式 1,840,475,000	1,840,140	—
単元未満株式	普通株式 12,988,099	—	一単元(1,000株) 未満の株式
発行済株式総数	1,872,338,099	—	—
総株主の議決権	—	1,840,140	—

(注) 「完全議決権株式(その他)」の「株式数」欄には、証券保管振替機構名義の株式が327,000株及び株主名簿上は当社名義となっているが実質的に所有していない株式8,000株が含まれているが、当該株式には議決権はない。

② 【自己株式等】

(平成16年9月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
三洋電機㈱	大阪府守口市	17,332,000	—	17,332,000	0.93
サン電子工業㈱	大阪府四條畷市	419,000	—	419,000	0.02
富田電機㈱	群馬県邑楽郡	408,000	—	408,000	0.02
滋賀電機㈱	滋賀県草津市	210,000	—	210,000	0.01
㈱太田治工	群馬県邑楽郡	126,000	—	126,000	0.01
杉谷電工㈱	大阪府堺市	120,000	—	120,000	0.01
エスティシー㈱	群馬県新田郡	100,000	—	100,000	0.01
湖南電機㈱	滋賀県草津市	97,000	—	97,000	0.01
旭鍍金工業㈱	大阪市旭区	29,000	—	29,000	0.00
大阪中央三洋特機販売㈱	大阪市北区	24,000	—	24,000	0.00
三重三洋特機販売㈱	三重県松阪市	5,000	—	5,000	0.00
南大阪三洋販売㈱	大阪府堺市	3,000	—	3,000	0.00
㈱サンエイ	東京都板橋区	2,000	—	2,000	0.00
計	—	18,875,000	—	18,875,000	1.01

(注) このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が8,000株ある。なお、当該株式数は「発行済株式」の「完全議決権株式(その他)」の中に含まれている。

２【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成16年４月	５月	６月	７月	８月	９月
最高（円）	545	509	454	455	416	394
最低（円）	499	411	416	413	360	355

（注）　株価は、東京証券取引所市場第一部による。

３【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は、次のとおりである。

新役名	新職名	旧役名	旧職名	氏名	異動年月日
代　表 取締役	副社長・ＣＦＯ・サービス企業グループ　ＣＥＯ・サービス戦略本部長	代　表 取締役	副社長・ＣＦＯ・本社管理部門統括・サービス企業グループ　ＣＥＯ・サービス戦略本部長	古　瀬 洋一郎	平成16年12月1日

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号、以下「中間連結財務諸表規則」という。）第81条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

前中間連結会計期間（自 平成15年４月１日　至 平成15年９月30日）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（自 平成16年４月１日　至 平成16年９月30日）は、改正後の中間連結財務諸表規則に基づいて作成している。

なお、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

前中間会計期間（自 平成15年４月１日　至 平成15年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自 平成16年４月１日　至 平成16年９月30日）は、改正後の中間財務諸表等規則に基づいて作成している。

ただし、当中間会計期間（自 平成16年４月１日　至 平成16年９月30日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自 平成15年４月１日　至 平成15年９月30日）の中間連結財務諸表及び前中間会計期間（自 平成15年４月１日　至 平成15年９月30日）の中間財務諸表並びに当中間連結会計期間（自 平成16年４月１日　至 平成16年９月30日）の中間連結財務諸表及び当中間会計期間（自 平成16年４月１日　至 平成16年９月30日）の中間財務諸表について、中央青山監査法人の中間監査を受けている。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成15年９月30日) 修正再表示		当中間連結会計期間末 (平成16年９月30日)		前連結会計年度 (平成16年３月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
[資産の部]							
Ⅰ 流動資産							
現金及び預金		110,237		120,534		101,861	
定期預金		200,416		195,893		175,601	
小計		310,653		316,427		277,462	
有価証券	(注４)	20,603		12,907		16,180	
受取手形及び売掛金		439,247		411,646		436,105	
金融債権		242,067		252,124		257,286	
持分法適用会社に対する受取手形及び売掛金		57,645		82,362		66,566	
貸倒引当金		△28,678		△28,096		△23,734	
棚卸資産		332,119		379,884		334,214	
繰延税金		35,994		49,847		49,329	
その他		78,944		83,964		61,331	
流動資産合計		1,488,594	55.0	1,561,065	57.1	1,474,739	55.8
Ⅱ 投資及び貸付金							
持分法適用会社に対する投資及び貸付金		26,132		56,465		40,258	
その他の投資及び貸付金	(注４)	206,938		186,878		200,976	
投資及び貸付金合計		233,070	8.6	243,343	8.9	241,234	9.1
Ⅲ 有形固定資産							
建物		468,760		473,353		464,175	
機械及びその他		993,119		1,040,458		1,006,905	
小計		1,461,879		1,513,811		1,471,080	
減価償却累計額		△997,383		△1,032,711		△1,003,934	
差引計		464,496		481,100		467,146	
土地		144,788		142,573		145,386	
建設仮勘定		11,284		15,334		11,359	
有形固定資産合計		620,568	22.9	639,007	23.4	623,891	23.6
Ⅳ 長期繰延税金		167,179	6.2	107,539	3.9	101,882	3.9
Ⅴ その他の資産		198,653	7.3	181,622	6.7	201,881	7.6
資産合計		2,708,064	100.0	2,732,576	100.0	2,643,627	100.0

		前中間連結会計期間末 （平成15年９月30日） 修正再表示		当中間連結会計期間末 （平成16年９月30日）		前連結会計年度 （平成16年３月31日）	
区分	注記番号	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
［負債の部］							
Ⅰ　流動負債							
短期借入金	（注５）	399,016		412,435		386,570	
一年以内に期限の到来する社債及び長期借入金	（注５）	114,650		182,199		160,884	
支払手形及び買掛金		479,580		480,957		462,803	
持分法適用会社に対する支払手形及び買掛金		11,097		23,228		14,461	
設備関係支払手形及び未払金		31,507		36,255		26,992	
未払税金		9,982		12,081		11,305	
従業員預り金		23,506		22,374		23,088	
その他		246,728		242,904		237,286	
流動負債合計		1,316,066	48.6	1,412,433	51.7	1,323,389	50.1
Ⅱ　固定負債							
社債及び長期借入金	（注５）	589,418		570,539		562,057	
未払退職・年金費用		310,496		212,360		213,044	
固定負債合計		899,914	33.2	782,899	28.6	775,101	29.3
負債合計		2,215,980	81.8	2,195,332	80.3	2,098,490	79.4
［少数株主持分］							
少数株主持分		47,805	1.8	49,177	1.8	47,835	1.8

区分	注記番号	前中間連結会計期間末（平成15年９月30日）修正再表示		当中間連結会計期間末（平成16年９月30日）		前連結会計年度（平成16年３月31日）	
		金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
［資本の部］							
Ⅰ　資本金							
授権株式数							
平成15年９月30日、平成16年９月30日、及び平成16年３月31日 4,921,196,000株							
発行済株式数							
平成15年９月30日、平成16年９月30日、及び平成16年３月31日 1,872,338,099株		172,242	6.4	172,242	6.3	172,242	6.5
Ⅱ　資本剰余金		336,030	12.4	336,038	12.3	336,036	12.7
Ⅲ　利益剰余金		94,713	3.5	90,603	3.3	92,766	3.5
Ⅳ　その他の包括利益累計額		△151,564	△5.6	△103,552	△3.8	△96,527	△3.6
		451,421	16.7	495,331	18.1	504,517	19.1
Ⅴ　自己株式							
平成15年９月30日 17,096,634株		△7,142	△0.3	－	－	－	－
平成16年９月30日 17,332,416株		－	－	△7,264	△0.2	－	－
平成16年３月31日 17,223,365株		－	－	－	－	△7,215	△0.3
資本合計		444,279	16.4	488,067	17.9	497,302	18.8
負債、少数株主持分及び資本合計		2,708,064	100.0	2,732,576	100.0	2,643,627	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日） 修正再表示		当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）		前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	
区分	注記番号	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）
Ⅰ　売上高及びその他の営業収益							
売上高		1,231,135	100.0	1,265,551	100.0	2,508,018	100.0
その他の営業収益		45,807	3.7	51,197	4.0	91,921	3.7
売上高及びその他の営業収益合計		1,276,942	103.7	1,316,748	104.0	2,599,939	103.7
Ⅱ　売上原価及び販売費・一般管理費							
売上原価		1,035,384		1,073,367		2,115,262	
販売費及び一般管理費		196,097		204,387		389,126	
売上原価及び販売費・一般管理費合計		1,231,481	100.0	1,277,754	100.9	2,504,388	99.9
Ⅲ　営業利益	（注９）	45,461	3.7	38,994	3.1	95,551	3.8
Ⅳ　営業外収益							
受取利息及び配当金		4,272		2,989		6,439	
その他	（注９）	9,886		13,162		34,768	
営業外収益合計		14,158	1.1	16,151	1.2	41,207	1.7
Ⅴ　営業外費用							
支払利息		7,768		8,047		14,868	
為替差損		4,478		556		16,508	
投資有価証券評価損		－		1,410		2,643	
投資及び債権の評価減及び処分損		－		－		1,588	
その他	（注９）	22,908		26,835		55,159	
営業外費用合計		35,154	2.8	36,848	2.9	90,766	3.6
Ⅵ　税金等調整前当期純利益		24,465	2.0	18,297	1.4	45,992	1.9
Ⅶ　法人税等							
当期税額		8,808		10,393		19,441	
繰延税額		4,335		2,455		9,093	
法人税等合計		13,143	1.1	12,848	1.0	28,534	1.2
Ⅷ　少数株主持分損益控除前利益		11,322	0.9	5,449	0.4	17,458	0.7
Ⅸ　少数株主持分損益（控除）		1,542	0.1	2,048	0.1	4,058	0.2
Ⅹ　当期純利益		9,780	0.8	3,401	0.3	13,400	0.5
基本的１株当たり当期純利益	（注８）	5.27円		1.83円		7.22円	
希薄化後１株当たり当期純利益	（注８）	5.26円		1.83円		7.22円	

③【中間連結株主持分計算書】

区分	注記番号	発行済株式数（千株）	科目								
			資本金（百万円）	資本剰余金（百万円）	利益剰余金（百万円）	その他の包括利益累計額					包括利益（△損失）計（百万円）
						未実現有価証券評価損益（百万円）	為替換算調整額（百万円）	最小年金負債調整額（百万円）	未実現デリバティブ評価損益（百万円）	計（百万円）	
平成15年３月31日現在 修正再表示		1,872,338	172,242	336,029	90,498	△11,136	△46,141	△106,405	△1,944	△165,626	
１．包括利益（△損失）：											
当期純利益 修正再表示					9,780						9,780
その他の包括利益：											
未実現有価証券評価損益（13,418百万円税引後）	（注４）					18,835				18,835	18,835
当期実現損失の組替（185百万円税引後）	（注４）					33				33	33
為替換算調整額							△5,573			△5,573	△5,573
未実現デリバティブ評価損益（590百万円税引後）	（注７）								457	457	457
当期実現損失の組替（397百万円税引後）	（注７）								310	310	310
計											23,842
２．現金配当額					△5,565						
３．自己株式処分差益				1							
平成15年９月30日現在 修正再表示		1,872,338	172,242	336,030	94,713	7,732	△51,714	△106,405	△1,177	△151,564	
平成16年３月31日現在		1,872,338	172,242	336,036	92,766	17,266	△58,997	△53,558	△1,238	△96,527	
１．包括利益（△損失）：											
当期純利益					3,401						3,401
その他の包括利益：											
未実現有価証券評価損益（4,778百万円税引後）	（注４）					△8,110				△8,110	△8,110
当期実現利益の組替（3,108百万円税引後）	（注４）					△4,702				△4,702	△4,702
為替換算調整額							5,701			5,701	5,701
未実現デリバティブ評価損益（ 256百万円税引後）	（注７）								△197	△197	△197
当期実現損失の組替（ 369百万円税引後）	（注７）								283	283	283
計											△3,624
２．現金配当額					△5,564						
３．自己株式処分差益				2							
平成16年９月30日現在		1,872,338	172,242	336,038	90,603	4,454	△53,296	△53,558	△1,152	△103,552	

区分	注記番号	発行済株式数（千株）	科目								
						その他の包括利益累計額					
			資本金（百万円）	資本剰余金（百万円）	利益剰余金（百万円）	未実現有価証券評価損益（百万円）	為替換算調整額（百万円）	最小年金負債調整額（百万円）	未実現デリバティブ評価損益（百万円）	計（百万円）	包括利益（△損失）計（百万円）
平成15年３月31日現在修正再表示		1,872,338	172,242	336,029	90,498	△11,136	△46,141	△106,405	△1,944	△165,626	
１．包括利益（△損失）：											
当期純利益					13,400						13,400
その他の包括利益：											
未実現有価証券評価損益（24,448百万円税引後）	（注４）					35,314				35,314	35,314
当期実現利益の組替（ 4,381百万円税引後）	（注４）					△6,912				△6,912	△6,912
為替換算調整額							△12,856			△12,856	△12,856
最小年金負債調整額（36,455百万円税引後）								52,847		52,847	52,847
未実現デリバティブ評価損益（210百万円税引後）	（注７）								180	180	180
当期実現損失の組替（684百万円税引後）	（注７）								526	526	526
計											82,499
２．現金配当額					△11,132						
３．自己株式処分差益				7							
平成16年３月31日現在		1,872,338	172,242	336,036	92,766	17,266	△58,997	△53,558	△1,238	△96,527	

④【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日) 修正再表示	当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1. 当期純利益		9,780	3,401	13,400
2. 営業活動によるキャッシュ・フローの調整項目				
(1) 減価償却費及びその他の償却費		53,455	58,089	113,785
(2) 有価証券及び投資有価証券売却益		△3,789	△6,666	△12,117
(3) 投資有価証券評価損		—	1,410	2,643
(4) 投資及び債権の評価減及び処分損		—	—	1,588
(5) 有形固定資産売却損		4,434	1,677	9,397
(6) 繰延税金		4,335	2,456	9,093
(7) 持分法による投資損益(△益)		△1	223	△2,651
(8) 資産及び負債の変動額				
・受取手形及び売掛金の減少(△増加)		△42,818	15,173	△56,613
・棚卸資産の減少(△増加)		1,179	△40,004	△1,987
・その他流動資産の増加		△3,421	△19,847	△7,034
・その他の資産の増加		△17,480	△4,745	△23,602
・支払手形及び買掛金の増加		29,408	19,882	15,062
・未払税金の増加(△減少)		△5,252	166	△3,907
・その他流動負債の増加(△減少)		28,213	△7,593	25,183
(9) その他(純額)		5,182	1,405	4,131
営業活動によるキャッシュ・フロー計		63,225	25,027	86,371

		前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日) 修正再表示	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー				
１．有価証券の売却代金		8,132	3,734	12,070
２．投資有価証券の売却代金及び長期貸付金の回収額		15,501	21,824	47,246
３．有形固定資産の売却代金		9,347	4,459	15,754
４．投資有価証券の購入及び長期貸付金の増加による支払額		△6,441	△31,503	△36,181
５．有形固定資産の購入による支払額		△50,465	△46,450	△110,329
６．子会社株式取得による支出		－	△2,284	△343
７．子会社株式売却による支出		△1,135	－	△1,135
８．その他（純額）		△1,421	△3,640	△18,438
投資活動によるキャッシュ・フロー計		△26,482	△53,860	△91,356
Ⅲ　財務活動によるキャッシュ・フロー				
１．短期借入金の増加額（△減少額）		△5,831	21,199	△20,998
２．長期負債の増加による入金額		80,538	117,588	152,082
３．長期負債の返済額		△109,950	△71,839	△152,544
４．配当金の支払額		△5,827	△5,863	△11,650
５．自己株式の買戻し額		△23	△47	△195
財務活動によるキャッシュ・フロー計		△41,093	61,038	△33,305
Ⅳ　為替相場変動による現金及び現金等価物への影響額		△4,750	3,038	△7,185
Ⅴ　現金及び現金等価物の純増減額		△9,100	35,243	△45,475
Ⅵ　新規連結子会社の現金及び現金等価物		－	3,722	3,184
Ⅶ　現金及び現金等価物の期首残高		319,753	277,462	319,753
Ⅷ　現金及び現金等価物の期末残高		310,653	316,427	277,462

（中間連結財務諸表注記）

１．会計処理の原則及び手続並びに中間連結財務諸表の表示方法

当社の中間連結財務諸表は、会計原則審議会意見書（APB Opinions）、財務会計基準書（FASB Statements）等、米国で一般に認められた会計原則に基づいて作成している。ただし、セグメント情報はわが国の中間連結財務諸表規則に基づいて作成しており、米国財務会計基準書第131号に基づくセグメント別財務報告（Segment Information）は作成していない。

当社は、昭和44年にキュラソー預託証券（CDR）を発行するにあたり、昭和44年度に係る連結財務諸表を米国式で作成し株主等へ開示したが、それ以後継続して米国式連結財務諸表を作成し開示している。さらに昭和52年、米国店頭株式市場（NASDAQ）に米国預託証券（ADR）をアンスポンサードとして上場した際、米国証券取引委員会（SEC）に1934年証券取引所法に基づく米国証券取引委員会規則12ｇ３－２（ｂ）の適用申請を行い、承認されている。そのため、様式20－Ｆによる年次報告および様式６－Ｋによる重要情報の開示は免除されているが、それに替わって米国式連結財務諸表を含むアニュアルレポート、セミアニュアルレポートを米国証券取引委員会（SEC）に提出している。

当社が採用する会計処理の原則及び手続並びに中間連結財務諸表の表示方法のうち、わが国の連結財務諸表原則及び中間連結財務諸表規則に準拠して作成する場合との主要な相違内容は以下のとおりであり、金額的に重要なものについては税金等調整前当期純利益に対する影響額を開示している。

(1) 中間連結株主持分計算書

中間連結株主持分計算書を作成している。

(2) 役員賞与

利益処分による役員賞与は、販売費及び一般管理費として処理している。

(3) 固定資産の圧縮記帳

固定資産の圧縮記帳額は、その固定資産の取得原価に振戻している。

(4) 未払退職・年金費用

米国財務会計基準書第87号による保険数理により計算された未払退職・年金費用の給付債務を計上しており、前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ1,320百万円（損失）、1,377百万円（利益）及び16,599百万円（損失）である。

当社及び一部の連結子会社は、平成15年４月１日に新企業年金制度に移行したが、当該制度変更に伴う過去勤務債務について、個別財務諸表上は一時償却し、連結財務諸表上は残存勤務年数で償却している。この影響額は前中間連結会計期間で20,034百万円（損失）及び前連結会計年度で20,816百万円（損失）であり、前中間連結会計期間の影響額は、その金額を除いて計算している。

また、厚生年金基金の代行返上に関し、当社は過去の勤務に関連した給付債務の返上に関し、国への返上手続きを完了した。この返上による当社の連結財務諸表への影響については、米国財務会計基準審議会の発生問題専門委員会基準書第03－２号「日本の厚生年金基金代行部分返上についての会計処理」に従っている。なお、この返上による前連結会計年度における影響額は、7,251百万円（利益）である。

(5) デリバティブ

平成13年度より、米国財務会計基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号によって改訂）によるヘッジ会計を適用しており、前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ1,179百万円（利益）、730百万円（損失）及び254百万円（利益）である。

2．主要な会計処理の方針

(1) 連結の方針及び範囲

この中間連結財務諸表は当社並びに重要な子会社すべてを連結したものである。連結にあたっては、連結会社間の重要な取引及び諸勘定はすべて消去している。

関連会社及び非連結子会社に対する投資額は未実現利益控除後、持分法により計算した価額をもって計上している。

当中間連結会計期間末の連結子会社は112社、持分法適用会社は80社である。

(2) 会計上の見積り

一般に公正妥当と認められる会計原則に準拠して中間連結財務諸表を作成するためには、経営者による見積りや仮定が必要とされ、それによって中間決算日現在の資産及び負債の報告金額、偶発資産及び負債の開示、並びに各事業年度の収益及び費用の金額が影響を受けている。実際の結果は、これらの見積りと異なることもある。

(3) 海外連結子会社等の財務諸表項目の換算方法

海外連結子会社等の財務諸表の資産及び負債項目は、中間決算日の為替相場、損益項目は期中平均為替相場によって円換算しており、その結果生じる換算差額はその他の包括利益累計額の構成要素である為替換算調整額として、資本の部に計上している。

(4) 現金等価物

定期預金を含め、流動性の高い投資を現金等価物としている。

(5) 負債証券及び持分証券

売却可能証券は公正価額で評価されており、その他の包括利益累計額の構成要素である未実現有価証券評価損益は税引後の金額で資本の部に計上されている。また、売却可能有価証券は、その公正価値の下落が一時的である場合を除き、正味実現可能価額まで評価減を行い、その金額は損益として認識される。売却に伴う損益の算定における原価は、移動平均法によっている。満期保有目的有価証券は、償却原価により評価している。公正価額の算定が困難な有価証券は取得原価で評価している。

(6) 棚卸資産の評価

棚卸資産は、低価法で評価しており、製品及び仕掛品の取得価額は主として総平均法、その他の棚卸資産の取得価額は主として先入先出法によっている。

(7) 長期性資産の減損

有形固定資産などの長期性資産や償却対象の無形資産については、当該資産の帳簿価額が回収できないという事象や状況の変化が生じた場合において、減損に関する検討を実施している。減損が生じていると判断された場合、帳簿価額が公正価値を超過する金額について減損損失をその期に認識する。

(8) 営業権及びその他の無形資産

企業結合により取得した営業権及び耐用年数が確定できない無形固定資産は償却せず、年一回及び減損の可能性を示す事象または状況の変化が生じた時点で減損の判定を行っている。これらの資産の公正価値は一般的に割引キャッシュ・フロー分析により算定している。

(9) 有形固定資産の減価償却方法

有形固定資産の減価償却費は、当該資産の見積耐用年数に基づき主として定率法で計算している。償却期間は、建物が５年から50年、機械装置及び備品が２年から20年の範囲となっている。

(10) 宣伝広告費

宣伝広告費は原則として、発生時に費用計上している。

(11) 研究開発費

研究開発費は原則として、発生時に費用計上している。

(12) 法人税等

繰延税金は税務上の資産及び負債と、財務会計上の資産及び負債との差異に起因する将来の見積り税効果について認識される。

繰延税金資産及び負債は現行の法定税率により測定され、税率変更による繰延税金資産及び負債への影響額は、その税率変更が制定された期間の損益として認識される。

実現可能性が低いとみなされる繰延税金資産については評価性引当金を計上している。

(13) 製品保証引当金

製品保証引当金は収益の認識がなされた時点で過去の実績額に基づき計上している。

(14) デリバティブ

当社は、外国為替及び金利の変動リスクを管理するためにデリバティブを利用している。利用している主なデリバティブは為替予約、金利スワップ及び通貨スワップである。当社は米国財務会計基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号によって改訂）を適用している。当社は全てのデリバティブを貸借対照表上、資産または負債のいずれかとして認識し、公正価値で測定している。デリバティブの公正価値の変動は、基本的に当期の損益として計上している。ただし、キャッシュ・フローヘッジとして指定され、適格であると認められるデリバティブの公正価値の変動についてはその他の包括利益の一項目として計上し、ヘッジ対象のキャッシュ・フローの変動が損益に影響を与える時点まで、損益の実現を繰延べている。当社はヘッジ取引にかかるヘッジ手段とヘッジ対象の関係とともにリスクの管理目的及び戦略を全て文書化している。また、当社はヘッジの開始時点および継続期間中に、ヘッジ取引に利用しているデリバティブがヘッジ対象のキャッシュ・フローを相殺しているか否かについてヘッジ取引開始時及びそれ以降も継続的に評価している。

(15) 株式に基づく報酬

ストックオプション制度について米国会計原則審議会意見書第25号「従業員に発行した株式の会計処理」を適用している。

権利付与日におけるオプション行使価格が普通株式の市場価格を上回っているため、ストックオプションに関する報酬コストは認識されていない。

(16) 利益処分

利益処分は、翌事業年度において確定する当期に係る利益処分を、当期に繰上げて認識する方法（繰上方式）を採用している。

(17) １株当たり利益

基本的１株当たり利益は、当期純利益を普通株式（除く自己株式）の期中加重平均株式数で除して算出している。希薄化後１株当たり利益は転換社債及びストックオプションの希薄化効果を考慮して算出している。基本的及び希薄化後１株当たり利益の計算は、注記８に示すとおりである。

(18) 収益の認識

収益の認識は、主として製品などの引渡し、あるいは役務の提供が実行され、販売価格が確定しているか、または確定可能で、回収可能性が合理的に確実になった時点において行っている。

直接金融型リースの収益はリース期間にわたって計上され、未実現リース収益の償却は利息法によっている。

3．修正再表示

当社は、前連結会計年度の連結財務諸表についての総合的な分析を実施した結果、当社の会計方針、及び会計処理をより厳格に適用し、過年度の損益の認識時期の修正を行った。なお、過年度において重要性がないと判断された項目に関しても修正を行っている。

修正再表示による前中間連結会計期間の純利益及び利益剰余金に与える影響は、以下のとおりである。

純利益

	前中間連結会計期間（自 平成15年４月１日 至 平成15年９月30日）
報告済数値（百万円）	7,519
修正	
投資（その他資産）（百万円）	1,023
連結範囲（百万円）	△370
その他（百万円）	2,796
税金調整（百万円）	△1,188
修正後数値（百万円）	9,780

利益剰余金

	前中間連結会計期間末（平成15年９月30日）	平成15年４月１日
報告済数値（百万円）	127,640	125,686
修正		
投資（その他資産）（百万円）	△25,444	△26,467
連結範囲（百万円）	△6,122	△5,752
その他（百万円）	△3,107	△5,903
税金調整（百万円）	1,746	2,934
修正後数値（百万円）	94,713	90,498

上記の修正項目の内容は以下のとおりである。

投資（その他資産）の修正再表示

平成8年度及び平成10年度における連結範囲の拡大に関連する処理に伴って認識した暖簾（営業権）勘定について見直した結果、当初計上額及びその後の残高、並びにそれに関連する償却と減損について修正を行った。その結果、前中間連結会計期間の純利益は1,023百万円増加し、期首利益剰余金は26,467百万円減少している。

連結範囲拡大に伴う修正再表示

従来原価法で処理していた子会社に関して連結の範囲（36社）を拡大した。その結果、前中間連結会計期間の純利益は370百万円減少し、期首利益剰余金は5,752百万円減少している。

その他の修正再表示

その他の項目には、子会社における引当金、減損の認識時期及び金額、連結修正、少数株主持分の認識等に関する修正が含まれている。その結果、前中間連結会計期間の純利益は2,796百万円増加し、期首利益剰余金は5,903百万円減少している。

修正再表示が、前中間連結会計期間末の中間連結貸借対照表に与える影響は以下のとおりである。

① 中間連結貸借対照表

摘要	前中間連結会計期間末（平成15年９月30日）	
区分	報告済み数値（百万円）	修正再表示（百万円）
（資産の部）		
Ⅰ 流動資産		
１．現金及び預金	110,237	110,237
２．定期預金	200,416	200,416
小計	310,653	310,653
３．有価証券	20,603	20,603
４．受取手形及び売掛金	439,247	439,247
５．金融債権	242,067	242,067
６．持分法適用会社に対する受取手形及び売掛金	57,645	57,645
７．貸倒引当金	△28,678	△28,678
８．棚卸資産	332,119	332,119
９．繰延税金	36,916	35,994
10．その他	85,083	78,944
流動資産合計	1,495,655	1,488,594
Ⅱ 投資及び貸付金		
１．持分法適用会社に対する投資及び貸付金	33,822	26,132
２．その他の投資及び貸付金	243,025	206,938
投資及び貸付金合計	276,847	233,070
Ⅲ 有形固定資産		
１．建物	468,760	468,760
２．機械及びその他	993,119	993,119
小計	1,461,879	1,461,879
３．減価償却累計額	△997,383	△997,383
差引計	464,496	464,496
４．土地	144,788	144,788
５．建設仮勘定	11,284	11,284
有形固定資産合計	620,568	620,568
Ⅳ 長期繰延税金	164,511	167,179
Ⅴ その他の資産	206,829	198,653
資産合計	2,764,410	2,708,064

摘要	前中間連結会計期間末 (平成15年９月30日)	
区分	報告済み数値 (百万円)	修正再表示 (百万円)
(負債の部)		
Ⅰ　流動負債		
1．短期借入金	399,016	399,016
2．一年以内に期限の到来する社債及び長期借入金	114,650	114,650
3．支払手形及び買掛金	479,580	479,580
4．持分法適用会社に対する支払手形及び買掛金	11,097	11,097
5．設備関係支払手形及び未払金	31,507	31,507
6．未払税金	9,982	9,982
7．従業員預り金	23,506	23,506
8．その他	251,776	246,728
流動負債合計	1,321,114	1,316,066
Ⅱ　固定負債		
1．社債及び長期借入金	589,418	589,418
2．未払退職・年金費用	310,496	310,496
固定負債合計	899,914	899,914
負債合計	2,221,028	2,215,980
(少数株主持分)		
少数株主持分	46,198	47,805
(資本の部)		
Ⅰ　資本金		
授権株式数		
平成15年９月30日 4,921,196,000株		
発行済株式数		
平成15年９月30日 1,872,338,099株	172,242	172,242
Ⅱ　資本剰余金	336,030	336,030
Ⅲ　利益剰余金	127,640	94,713
Ⅳ　その他の包括利益累計額	△131,586	△151,564
	504,326	451,421

摘要	前中間連結会計期間末 (平成15年９月30日)	
区分	報告済み数値 (百万円)	修正再表示 (百万円)
Ｖ　自己株式		
平成15年９月30日 17,096,634株	△7,142	△7,142
資本合計	497,184	444,279
負債、少数株主持分及び資本合計	2,764,410	2,708,064

修正再表示が、前中間連結会計期間の中間連結損益計算書に与える影響は以下のとおりである。

② 中間連結損益計算書

摘要	前中間連結会計期間 （自 平成15年４月１日 至 平成15年９月30日）	
区分	報告済み数値 （百万円）	修正再表示 （百万円）
Ⅰ 売上高及び その他の営業収益		
1．売上高	1,231,135	1,231,135
2．その他の営業収益	45,807	45,807
売上高及び その他の営業収益合計	1,276,942	1,276,942
Ⅱ 売上原価及び 販売費・一般管理費		
1．売上原価	1,035,384	1,035,384
2．販売費及び一般管理費	196,097	196,097
売上原価及び 販売費・一般管理費合計	1,231,481	1,231,481
Ⅲ 営業利益	45,461	45,461
Ⅳ 営業外収益		
1．受取利息及び配当金	4,272	4,272
2．その他	10,256	9,886
営業外収益合計	14,528	14,158
Ⅴ 営業外費用		
1．支払利息	7,768	7,768
2．為替差損	4,478	4,478
3．その他	26,207	22,908
営業外費用合計	38,453	35,154
Ⅵ 税金等調整前当期純利益	21,536	24,465
Ⅶ 法人税等		
1．当期税額	8,808	8,808
2．繰延税額	3,147	4,335
法人税等合計	11,955	13,143
Ⅷ 少数株主持分損益控除前利益	9,581	11,322
Ⅸ 少数株主持分損益（控除）	2,062	1,542
Ⅹ 当期純利益	7,519	9,780

修正再表示が前中間連結会計期間の中間連結キャッシュ・フロー計算書に与える影響は以下のとおりである。

③　中間連結キャッシュ・フロー計算書

摘要	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	
区分	報告済み数値 （百万円）	修正再表示 （百万円）
Ⅰ　営業活動によるキャッシュ・フロー		
１．当期純利益	7,519	9,780
２．営業活動によるキャッシュ・フローの調整項目		
(1) 減価償却費及びその他の償却費	53,455	53,455
(2) 有価証券及び投資有価証券売却益	△3,789	△3,789
(3) 有形固定資産売却損	4,434	4,434
(4) 繰延税金	3,147	4,335
(5) 持分法による投資損益	△371	△1
(6) 資産及び負債の変動額		
・受取手形及び売掛金の増加	△42,818	△42,818
・棚卸資産の減少	1,179	1,179
・その他流動資産の増加	△3,421	△3,421
・その他の資産の増加	△17,480	△17,480
・支払手形及び買掛金の増加	29,408	29,408
・未払税金の減少	△5,252	△5,252
・その他流動負債の増加	28,213	28,213
(7) その他（純額）	9,001	5,182
営業活動によるキャッシュ・フロー計	63,225	63,225
Ⅱ　投資活動によるキャッシュ・フロー		
１．有価証券の売却代金	8,132	8,132
２．投資有価証券の売却代金及び長期貸付金の回収額	15,501	15,501
３．有形固定資産の売却代金	9,347	9,347
４．投資有価証券の購入及び長期貸付金の増加による支払額	△6,441	△6,441
５．有形固定資産の購入による支払額	△50,465	△50,465

摘要	前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	
区分	報告済み数値 （百万円）	修正再表示 （百万円）
６．子会社株式売却による支出	△1,135	△1,135
７．その他（純額）	△1,421	△1,421
投資活動によるキャッシュ・フロー計	△26,482	△26,482
Ⅲ　財務活動によるキャッシュ・フロー		
１．短期借入金の減少額	△5,831	△5,831
２．長期負債の増加による入金額	80,538	80,538
３．長期負債の返済額	△109,950	△109,950
４．配当金の支払額	△5,827	△5,827
５．自己株式の買戻し額	△23	△23
財務活動によるキャッシュ・フロー計	△41,093	△41,093
Ⅳ　為替相場変動による現金及び現金等価物への影響額	△4,750	△4,750
Ⅴ　現金及び現金等価物の純減少額	△9,100	△9,100
Ⅵ　現金及び現金等価物の期首残高	319,753	319,753
Ⅶ　現金及び現金等価物の期末残高	310,653	310,653

４．負債証券及び持分証券

平成15年９月30日、平成16年９月30日及び平成16年３月31日現在、「有価証券」及び「その他の投資及び貸付金」に含まれる負債証券及び持分証券は、次のとおりである。

区分	前中間連結会計期間末 （平成15年９月30日）		
	取得価額（百万円）	公正価額（百万円）	未実現評価損益 （百万円）
売却可能証券			
負債証券	17,620	17,674	54
持分証券	84,186	99,812	15,626
売却可能証券計	101,806	117,486	15,680
満期保有目的証券			
負債証券	18,641	18,430	△211
満期保有目的証券計	18,641	18,430	△211
合計	120,447	135,916	15,469

区分	当中間連結会計期間末 （平成16年９月30日）		
	取得価額（百万円）	公正価額（百万円）	未実現評価損益 （百万円）
売却可能証券			
負債証券	17,727	17,767	40
持分証券	86,844	97,856	11,012
売却可能証券計	104,571	115,623	11,052
満期保有目的証券			
負債証券	14,328	14,001	△327
満期保有目的証券計	14,328	14,001	△327
合計	118,899	129,624	10,725

区分	前連結会計年度末（平成16年３月31日）		
	取得価額（百万円）	公正価額（百万円）	未実現評価損益（百万円）
売却可能証券			
負債証券	21,260	21,352	92
持分証券	93,668	125,827	32,159
売却可能証券計	114,928	147,179	32,251
満期保有目的証券			
負債証券	14,672	14,569	△103
満期保有目的証券計	14,672	14,569	△103
合計	129,600	161,748	32,148

５．担保資産

平成15年９月30日、平成16年９月30日及び平成16年３月31日現在、連結子会社の借入金のうち、それぞれ13,432百万円、12,399百万円及び13,157百万円については、当該会社の主に有形固定資産が担保に供されている。

６．契約債務及び偶発債務

賃借料は、主に事務所、倉庫等についての解約可能な賃借契約より生ずるものであり、その契約は慣例上更新される。賃借料の総額は重要ではない。

平成15年９月30日、平成16年９月30日及び平成16年３月31日現在、有形固定資産購入に関する拘束約定の金額はそれぞれ7,575百万円、11,101百万円及び7,686百万円である。

また、平成15年９月30日、平成16年９月30日及び平成16年３月31日現在、通常の営業取引により生じた手形割引高及び借入債務保証に関する偶発債務の合計額は、それぞれ170,131百万円、158,623百万円及び150,311百万円である。当社は上記の手形割引及び借入債務保証について損失発生の見込みはないと考えている。

当社及び連結子会社は、数件の訴訟を受けている。しかし、当社は、これらの訴訟が当社の中間連結財務諸表に重要な影響を及ぼすことはないと考えている。

7．デリバティブ

リスク管理方針

当社および連結子会社は世界のさまざまな場所において電子機器の生産、販売および金融サービスを行っている。当社および連結子会社の事業活動は外国為替や金利の変動に関するリスクにさらされている。デリバティブは、社内で承認されたリスクマネジメント規定を作成し、当該規定に基づいて保有されており、当社および連結子会社は、ある特定のデリバティブを、予定取引も含めた外国為替および金利の変動リスクを管理するために利用している。なお、当社はデリバティブをトレーディング目的には保有していない。

外国為替リスク管理

当社および一部の連結子会社は、外国為替のリスクマネジネント方針を策定し、当該方針に基づいて外国為替の変動リスクを低減させ、極小化するためにデリバティブを利用している。主な先物為替予約および通貨スワップについては、ヘッジ会計としての要件を全て満たしているわけではないことからヘッジとして指定していない。当該契約の公正価値の変動から生じる損益と外貨建資産・負債から生じる換算差損益は損益計算書の為替差損益に計上されている。

金利リスク管理

当社および一部の連結子会社は、金利のリスクマネジネント方針を策定し、当該方針に基づいて金利の変動リスクを減少させるためにデリバティブを利用している。その具体的な目的は、借入債務の条件を調整することにより金利の変動に対処すること、もしくは借入利息を低減させることにある。

公正価値ヘッジ

当社及び一部の連結子会社は固定金利借入債務を変動金利債務に変換するためにスワップ契約を締結している。調達コストは結果として変動金利借入金を直接調達したときよりも低くなる。金利スワップ契約の下では、想定元本に基づいて計算された変動金利と固定金利の差額を交換する。

公正価値ヘッジとして指定されたデリバティブの公正価値およびそのヘッジ対象物の公正価値は貸借対照表に計上され、それぞれの公正価値の変動は通常支払利息と相殺される。当中間連結会計期間で公正価値ヘッジとして判定されなくなった取引はない。

キャッシュ・フローヘッジ

一部の連結子会社は変動金利借入債務の金利変動をヘッジするために変動金利受取、固定金利支払のスワップ契約を締結している。

これらのキャッシュ・フローヘッジにあたるデリバティブの公正価値は貸借対照表に計上されている。その他の包括利益に計上されたヘッジの有効部分の公正価値の変動は、ヘッジ対象物の損益の実現によりその他の包括利益から支払利息へ組替えられている。当中間連結会計期間においてヘッジが有効と判定されなくなった取引はない。金利が現在の水準で今後も推移すると仮定すると、その他の包括利益のうち損失として繰り延べられている471百万円（税効果および少数株主持分1,040百万円考慮後）は、今後12ヶ月以内に実現する見込である。当中間連結会計期間において支払利息に計上されたヘッジの非有効性部分に重要性はない。将来のキャッシュ・フローの変動をヘッジしている最長期間は10年間である。

８．１株当たり利益

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における１株当たり利益は次のとおりである。

項目	前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
基本的１株当たり利益の計算	（百万円）	（百万円）	（百万円）
利益（分子）			
当期純利益	9,780	3,401	13,400
株式数（千株）　（分母）			
加重平均株式数	1,855,213	1,855,059	1,855,193
基本的１株当たり利益（円）	5.27	1.83	7.22
希薄化後１株当たり利益の計算			
利益（分子）			
当期純利益	9,780	3,401	13,400
税効果考慮後転換社債利息	238	－	－
調整後当期純利益	10,018	3,401	13,400
株式数（千株）（分母）			
加重平均株式数	1,855,213	1,855,059	1,855,193
転換社債の転換を仮定した場合の増加株式数（加重平均）	48,164	－	－
ストックオプションの権利行使を仮定した場合の増加株式数	－	－	100
調整後加重平均株式数	1,903,377	1,855,059	1,855,293
希薄化後１株当たり利益（円）	5.26	1.83	7.22

希薄化後１株当たり利益を算出するための加重平均株式数には、転換社債の転換を仮定した場合の増加株式数、当中間連結会計期間48,164千株及び前連結会計年度48,164千株は、逆希薄化効果をもたらすため含まれていない。

９．損益計算書の補足説明

営業利益は、日本の会計慣行に従い、売上高及びその他の営業収益から売上原価と販売費及び一般管理費を控除して算出している。

当中間連結会計期間及び前連結会計年度の営業外収益「その他」には、投資有価証券売却益が、それぞれ6,666百万円及び12,117百万円含まれている。

前中間連結会計期間、当中間連結会計期間及び前連結会計年度の営業外収益「その他」には賃貸料が、それぞれ2,285百万円、2,440百万円及び4,604百万円含まれている。

また、前中間連結会計期間、当中間連結会計期間及び前連結会計年度の営業外費用「その他」には、事業構造改革に伴う退職加算金が、それぞれ1,777百万円、12,504百万円及び6,208百万円、固定資産処分損が、それぞれ4,434百万円、1,677百万円及び9,397百万円含まれている。

10. セグメント情報

【事業の種類別セグメント情報】

項目	前中間連結会計期間（平成15年４月１日～平成15年９月30日）								
	ＡＶ・情報通信機器（百万円）	電化機器（百万円）	産業機器（百万円）	電子デバイス（百万円）	電池（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益									
(1) 外部顧客に対する売上高及び営業収益	551,232	125,739	98,541	242,042	163,257	96,131	1,276,942	－	1,276,942
(2) セグメント間の内部売上高及び営業収益又は振替	1,750	2,493	553	11,502	5,744	8,557	30,599	△30,599	－
計	552,982	128,232	99,094	253,544	169,001	104,688	1,307,541	△30,599	1,276,942
営業費用	527,651	132,060	97,836	241,332	156,377	94,596	1,249,852	△18,371	1,231,481
営業利益（△損失）	25,331	△3,828	1,258	12,212	12,624	10,092	57,689	△12,228	45,461

項目	当中間連結会計期間（平成16年４月１日～平成16年９月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	619,665	106,465	488,903	101,715	1,316,748	－	1,316,748
(2) セグメント間の内部売上高及び営業収益又は振替	8,120	1,364	15,018	5,220	29,722	△29,722	－
計	627,785	107,829	503,921	106,935	1,346,470	△29,722	1,316,748
営業費用	610,586	105,641	480,583	98,346	1,295,156	△17,402	1,277,754
営業利益	17,199	2,188	23,338	8,589	51,314	△12,320	38,994

項目	前連結会計年度（平成15年４月１日～平成16年３月31日）								
	ＡＶ・情報通信機器（百万円）	電化機器（百万円）	産業機器（百万円）	電子デバイス（百万円）	電池（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益									
(1) 外部顧客に対する売上高及び営業収益	1,165,971	240,359	188,426	482,677	341,835	180,671	2,599,939	－	2,599,939
(2) セグメント間の内部売上高及び営業収益又は振替	2,453	9,347	1,189	22,555	10,684	15,105	61,333	△61,333	－
計	1,168,424	249,706	189,615	505,232	352,519	195,776	2,661,272	△61,333	2,599,939
営業費用	1,113,673	258,145	187,953	478,310	326,506	178,575	2,543,162	△38,774	2,504,388
営業利益（△損失）	54,751	△8,439	1,662	26,922	26,013	17,201	118,110	△22,559	95,551

当中間連結会計期間の事業区分によった場合の前中間連結会計期間、前連結会計年度の事業の種類別セグメント情報は以下のとおりである。

項目	前中間連結会計期間（平成15年４月１日～平成15年９月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	592,274	103,246	485,291	96,131	1,276,942	－	1,276,942
(2) セグメント間の内部売上高及び営業収益又は振替	4,048	553	18,212	8,557	31,370	△31,370	－
計	596,322	103,799	503,503	104,688	1,308,312	△31,370	1,276,942
営業費用	578,137	101,452	476,438	94,596	1,250,623	△19,142	1,231,481
営業利益	18,185	2,347	27,065	10,092	57,689	△12,228	45,461

項目	前連結会計年度（平成15年４月１日～平成16年３月31日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	1,231,451	197,979	989,838	180,671	2,599,939	－	2,599,939
(2) セグメント間の内部売上高及び営業収益又は振替	11,507	1,189	34,568	15,105	62,369	△62,369	－
計	1,242,958	199,168	1,024,406	195,776	2,662,308	△62,369	2,599,939
営業費用	1,203,670	195,329	966,624	178,575	2,544,198	△39,810	2,504,388
営業利益	39,288	3,839	57,782	17,201	118,110	△22,559	95,551

（注）１．事業区分の変更

事業の社内管理体制とディスクロージャーの整合性をより一層高め、開示情報に対する説明責任をさらに強化するため、当社グループの事業の種類別セグメントの事業区分を、「コンシューマ部門」、「コマーシャル部門」、「コンポーネント部門」及び「その他部門」の４部門に変更した。

２．事業区分の方法

製品の種類・性質、販売市場等の類似性に基づき、「コンシューマ部門」「コマーシャル部門」「コンポーネント部門」「その他部門」に区分している。

３．各事業区分に属する主な製品

コンシューマ部門　：テレビ・ビデオテープレコーダー・ＤＶＤプレーヤー・液晶プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・電話機等の情報通信機器、冷蔵庫・エアコン・洗濯機・電子レンジ等の家庭用機器
（概ね、従来のＡＶ・情報通信機器、及び電化機器に相当）

コマーシャル部門　：ショーケース・大型エアコン・吸収式冷温水機等の業務用機器
（概ね、従来の産業機器に相当）

コンポーネント部門：半導体、液晶パネル、電子部品、一次電池、二次電池、太陽電池等
（概ね、従来の電子デバイス、及び電池に相当）

その他部門　　　　：リース及びクレジット、物流、保守、住宅等
（従来のその他に相当）

４．事業区分を組替えた主な製品

光ピックアップ：ＡＶ・情報通信機器からコンポーネント部門へ組替えている。

メディコム　　：ＡＶ・情報通信機器からコマーシャル部門へ組替えている。

コンプレッサー：電化機器からコンポーネント部門へ組替えている。

5．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間12,276百万円、当中間連結会計期間12,310百万円及び前連結会計年度22,618百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

【所在地別セグメント情報】

項目	前中間連結会計期間（平成15年4月1日～平成15年9月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	879,898	182,312	154,859	59,873	1,276,942	－	1,276,942
(2) セグメント間の内部売上高及び営業収益又は振替	273,639	151,524	473	204	425,840	△425,840	－
計	1,153,537	333,836	155,332	60,077	1,702,782	△425,840	1,276,942
営業費用	1,105,535	326,347	152,525	60,214	1,644,621	△413,140	1,231,481
営業利益（△損失）	48,002	7,489	2,807	△137	58,161	△12,700	45,461

項目	当中間連結会計期間（平成16年4月1日～平成16年9月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	896,359	193,069	160,380	66,940	1,316,748	－	1,316,748
(2) セグメント間の内部売上高及び営業収益又は振替	290,497	206,531	702	287	498,017	△498,017	－
計	1,186,856	399,600	161,082	67,227	1,814,765	△498,017	1,316,748
営業費用	1,146,863	392,127	158,598	66,867	1,764,455	△486,701	1,277,754
営業利益	39,993	7,473	2,484	360	50,310	△11,316	38,994

項目	前連結会計年度（平成15年4月1日～平成16年3月31日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	1,789,335	369,700	305,014	135,890	2,599,939	－	2,599,939
(2) セグメント間の内部売上高及び営業収益又は振替	591,407	341,815	1,140	450	934,812	△934,812	－
計	2,380,742	711,515	306,154	136,340	3,534,751	△934,812	2,599,939
営業費用	2,281,804	696,732	301,041	136,171	3,415,748	△911,360	2,504,388
営業利益	98,938	14,783	5,113	169	119,003	△23,452	95,551

（注）1．国又は地域の区分は、地理的近接度によっている。

2．本邦以外の区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア

3．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間12,276百万円、当中間連結会計期間12,310百万円及び前連結会計年度22,618百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

【海外売上高】

項目	前中間連結会計期間（平成15年４月１日～平成15年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及び営業収益（百万円）	333,258	168,358	111,067	612,683
Ⅱ　連結売上高及び営業収益（百万円）				1,276,942
Ⅲ　海外売上高及び営業収益の割合（%）	26.1	13.2	8.7	48.0

項目	当中間連結会計期間（平成16年４月１日～平成16年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及び営業収益（百万円）	327,935	173,238	118,181	619,354
Ⅱ　連結売上高及び営業収益（百万円）				1,316,748
Ⅲ　海外売上高及び営業収益の割合（%）	24.9	13.1	9.0	47.0

項目	前連結会計年度（平成15年４月１日～平成16年３月31日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及び営業収益（百万円）	668,593	338,530	237,393	1,244,516
Ⅱ　連結売上高及び営業収益（百万円）				2,599,939
Ⅲ　海外売上高及び営業収益の割合（%）	25.7	13.0	9.2	47.9

（注）１．国又は地域の区分は、地理的近接度によっている。

２．各区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア、ニュージーランド

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

11. 重要な後発事象

1．平成16年10月１日、当社とセイコーエプソン株式会社は両グループの液晶ディスプレイ事業を統合し、合弁会社「三洋エプソンイメージングデバイス株式会社」を設立した。同日付で、当社と、当社の連結子会社である鳥取三洋電機株式会社及び株式会社三洋ＬＣＤエンジニアリングより同合弁会社に液晶ディスプレイ事業を譲渡し、当社は同社の45%の持分を取得した。

なお、平成16年５月６日付合弁契約書に記載された平成16年３月31日現在の、貸借対照表に計上されている譲渡予定資産、負債の帳簿価額は以下のとおりである。

資産の額　　817億円

負債の額　　360億円

ただし、譲渡価額については、両社にて査定中であるため未確定である。

2．平成16年10月23日に発生した新潟県中越地震により、当社グループの半導体事業の中核をなす連結子会社である新潟三洋電子㈱（ＢＩＰ－ＬＳＩ、ＭＯＳ－ＬＳＩの前工程の製造）が重大な被害を受け操業を停止している。

具体的な被害状況は、地震による製造装置の移動によるユーティリティーの破損やウエハー洗浄工程における塩素ガスの発生に伴う製造装置の汚損等が中心である。現在、ユーザーへの製品供給を最優先に順次製造設備の復旧作業、及び他の生産拠点での代替生産に全力を挙げて取り組んでいるが、全体の被害総額（復旧費用を含む）を見積ることは未だ困難な状況にある。

同社の操業停止による影響を最小限に留めるべく対処しているが、当下期以降、復旧費用を含む設備関係の被害を中心に影響が顕在化し、当社グループの半導体事業全体における収益の悪化が見込まれるが、現時点では、当社グループの財政状態及び当下期以降の経営成績に与える影響を測ることは困難である。

＜参考＞

被災した新潟三洋電子㈱が保有する主な資産の平成16年９月30日現在の帳簿価額は次のとおりである。（損害額を示すものではない。）

主要な被災資産	保有資産の帳簿価額
棚卸資産	7,885百万円
建物	31,741百万円
機械及びその他	30,922百万円

また、同社の2003年度の年間生産高は48,092百万円であった。

(2) 【その他】

該当事項はない。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成15年9月30日)			当中間会計期間末 (平成16年9月30日)			前事業年度の要約貸借対照表 (平成16年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
I 流動資産										
1 現金及び預金		156,035			175,981			150,611		
2 受取手形		7,493			9,449			8,354		
3 売掛金		269,130			266,260			293,141		
4 棚卸資産		109,238			136,246			110,851		
5 その他		73,750			90,324			82,523		
6 貸倒引当金		△354			△572			△613		
流動資産合計			615,294	43.5		677,691	45.2		644,868	44.3
II 固定資産										
(1) 有形固定資産	(※1)									
1 建物		91,954			95,362			91,529		
2 機械及び装置		111,048			111,379			113,325		
3 土地		61,799			61,789			62,387		
4 その他		34,236			44,205			34,642		
有形固定資産合計		299,040			312,737			301,885		
(2) 無形固定資産		17,954			21,833			20,158		
(3) 投資その他の資産										
1 投資有価証券		372,168			370,748			383,924		
2 長期貸付金		856			1,508			988		
3 繰延税金資産		79,063			83,405			74,528		
4 その他		29,511			31,561			28,492		
5 貸倒引当金		△27			△8			△17		
投資その他の資産合計		481,573			487,216			487,916		
固定資産合計			798,568	56.5		821,788	54.8		809,959	55.7
資産合計			1,413,862	100.0		1,499,479	100.0		1,454,828	100.0

区分	注記番号	前中間会計期間末（平成15年９月30日）			当中間会計期間末（平成16年９月30日）			前事業年度の要約貸借対照表（平成16年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形		76			101			556		
2　買掛金		292,054			329,706			323,230		
3　短期借入金		271			131			229		
4　コマーシャルペーパー		20,000			—			20,000		
5　一年内償還社債		—			40,000			—		
6　未払金		93,481			121,354			101,059		
7　未払法人税等		25			564			100		
8　製品保証引当金		1,173			1,382			1,325		
9　その他		57,297			49,659			57,541		
流動負債合計			464,380	32.9		542,900	36.2		504,043	34.7
Ⅱ　固定負債										
1　社債		220,000			240,000			220,000		
2　転換社債		49,898			49,898			49,898		
3　長期借入金		155			24			35		
4　退職給付引当金		103,590			98,329			102,324		
5　その他		234			402			253		
固定負債合計			373,879	26.4		388,654	25.9		372,511	25.6
負債合計			838,259	59.3		931,554	62.1		876,554	60.3
（資本の部）										
Ⅰ　資本金			172,242	12.2		172,242	11.5		172,242	11.8
Ⅱ　資本剰余金										
1　資本準備金		234,743			234,743			234,743		
2　その他資本剰余金		1			9			7		
資本剰余金合計			234,745	16.6		234,753	15.7		234,751	16.1
Ⅲ　利益剰余金										
1　利益準備金		32,546			33,796			33,046		
2　任意積立金		112,092			105,385			112,092		
3　中間未処分利益		21,259			21,661			—		
4　当期未処分利益		—			—			15,996		
利益剰余金合計			165,898	11.7		160,843	10.7		161,135	11.1
Ⅳ　その他有価証券評価差額金			9,858	0.7		7,349	0.5		17,360	1.2
Ⅴ　自己株式			△7,142	△0.5		△7,264	△0.5		△7,215	△0.5
資本合計			575,602	40.7		567,924	37.9		578,274	39.7
負債及び資本合計			1,413,862	100.0		1,499,479	100.0		1,454,828	100.0

② 【中間損益計算書】

		前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）			当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）			前事業年度の要約損益計算書 （自　平成15年４月１日 至　平成16年３月31日）		
区分	注記番号	金額（百万円）		百分比（％）	金額（百万円）		百分比（％）	金額（百万円）		百分比（％）
Ⅰ　売上高			656,620	100.0		731,885	100.0		1,377,197	100.0
Ⅱ　売上原価			565,512	86.1		640,622	87.5		1,187,369	86.2
売上総利益			91,107	13.9		91,263	12.5		189,827	13.8
Ⅲ　販売費及び一般管理費			78,900	12.0		82,662	11.3		165,405	12.0
営業利益			12,207	1.9		8,600	1.2		24,422	1.8
Ⅳ　営業外収益										
1　受取利息		478			453			656		
2　受取配当金		4,664			9,859			10,370		
3　その他		13,677			16,890			36,824		
営業外収益合計			18,820	2.8		27,203	3.7		47,850	3.5
Ⅴ　営業外費用										
1　支払利息		1,823			2,057			3,707		
2　コマーシャルペーパー利息		2			2			6		
3　その他		18,403			25,398			55,132		
営業外費用合計			20,229	3.1		27,458	3.8		58,845	4.3
経常利益			10,798	1.6		8,345	1.1		13,427	1.0
Ⅵ　特別利益	（※１）		22,756	3.5		10,296	1.4		28,740	2.1
Ⅶ　特別損失	（※２）		25,384	3.8		15,436	2.1		38,708	2.8
税引前中間（当期）純利益			8,170	1.3		3,205	0.4		3,458	0.3
法人税、住民税及び事業税		50			50			100		
法人税等調整額		2,492	2,542	0.4	△307	△257	△0.1	△1,039	△939	△0.0
中間（当期）純利益			5,627	0.9		3,463	0.5		4,398	0.3
前期繰越利益			15,631			17,138			15,631	
合併による未処分利益受入額			－			1,059			1,531	
中間配当額			－			－			5,565	
中間（当期）未処分利益			21,259			21,661			15,996	

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
１．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) 棚卸資産 評価基準　　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 同左 その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左
２．固定資産の減価償却の方法	(1) 有形固定資産 法人税法と同一の基準を採用し、定率法による。 ただし、平成10年４月１日以降に取得した建物(建物附属設備を除く。)については、定額法による。 (2) 無形固定資産 法人税法と同一の基準を採用し、定額法による。 ソフトウエアについては主として利用可能期間に基づく定額法による。	(1) 有形固定資産 同左 (2) 無形固定資産 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 (2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、必要見込額を計上している。	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左

摘要	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 （追加情報） 当社は、平成15年４月１日に、新企業年金制度に移行し、確定給付年金制度にキャッシュ・バランスプランを導入した。また、一部の従業員については、退職金前払い制度を採用した。 これらの制度変更に伴う過去勤務債務を一時償却した結果、新企業年金制度移行差益を21,121百万円特別利益に計上した。	(3) 退職給付引当金 同左 ――――――	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 （追加情報） 当社は、平成15年４月１日に、新企業年金制度に移行し、確定給付年金制度にキャッシュ・バランスプランを導入した。また、一部の従業員については、退職金前払い制度を採用した。 これらの制度変更に伴う過去勤務債務を一時償却した結果、新企業年金制度移行差益を21,121百万円特別利益に計上した。
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左
５．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左	同左
６．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動負債の「未払金」に含めて表示している。	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動資産の「その他」に含めて表示している。	税抜方式を採用している。

摘要	前中間会計期間 （自 平成15年４月１日 至 平成15年９月30日）	当中間会計期間 （自 平成16年４月１日 至 平成16年９月30日）	前事業年度 （自 平成15年４月１日 至 平成16年３月31日）
7．中間会計期間における法人税、住民税及び事業税の計算	中間会計期間に係る「法人税、住民税及び事業税」及び「法人税等調整額」は、当期において予定している利益処分による特別償却準備金の積立てを前提として、当中間会計期間に係る金額を計算している。	同左	――――――

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 （平成15年９月30日）		当中間会計期間末 （平成16年９月30日）		前事業年度末 （平成16年３月31日）	
（※１）有形固定資産の減価償却累計額		（百万円） 575,599		（百万円） 595,302		（百万円） 578,457
取得価額から控除している圧縮記帳額		244		1,238		1,243
偶発債務						
（借入金等に対する保証債務残高）		（百万円）		（百万円）		（百万円）
	従業員（住宅借入金）	22,661	従業員（住宅借入金）	19,987	従業員（住宅借入金）	21,717
	その他４社	3,960	その他４社	913	その他５社	1,841
	合計	26,621	合計	20,900	合計	23,558
（借入金等に対する保証予約残高）		（百万円）		（百万円）		（百万円）
	新潟三洋電子(株)	11,762	三洋オートメディア（旧ＦＭＳオーディオ）	5,219	新潟三洋電子(株)	6,474
	(株)三洋キャッシュ・マネージメント・センター	7,250	その他17社	24,277	その他18社	27,885
	ＦＭＳオーディオ	5,228	合計	29,496	合計	34,359
	三洋ジャヤ電子部品（インドネシア）	4,655				
	その他17社	21,582				
	合計	50,478				
（外貨建売掛債権譲渡に伴う買戻義務）	――――――			（百万円） 20,628	――――――	

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
(※１)特別利益	固定資産売却益499百万円（土地421百万円、その他78百万円）、関係会社株式売却益1,135百万円及び新企業年金制度移行差益21,121百万円である。	固定資産売却益1,411百万円（土地1,222百万円、その他189百万円）、投資有価証券売却益6,779百万円（注）、関係会社株式売却益2,080百万円及び貸倒引当金戻入額25百万円である。 （注）投資有価証券売却損益の処理変更について 従来、投資有価証券売却損益は営業外損益として処理していたが、資産効率の観点から保有株式の処分を進めてきた結果、運用有価証券の割合が軽微となったため、投資有価証券の保有目的の見直しを行い、当期から特別損益として処理することとした。	固定資産売却益6,483百万円（土地6,356百万円、その他126百万円）、関係会社株式売却益1,135百万円及び新企業年金制度移行差益21,121百万円である。
(※２)特別損失	固定資産処分損3,007百万円（機械及び装置1,595百万円、その他1,411百万円）、関係会社株式評価損15,677百万円及び関係会社整理損失6,700百万円である。	固定資産処分損2,192百万円（機械及び装置994百万円、その他1,197百万円）及び関係会社株式等評価損13,244百万円である。	固定資産処分損5,426百万円（機械及び装置2,819百万円、その他2,607百万円）、関係会社株式評価損26,582百万円及び関係会社整理損失6,700百万円である。
減価償却実施額			
	（百万円）	（百万円）	（百万円）
有形固定資産	19,558	21,103	42,485
無形固定資産	2,417	3,180	5,286
合計	21,976	24,284	47,772

(リース取引関係)

<table>
<tr><th>摘要</th><th>前中間会計期間
(自　平成15年４月１日
至　平成15年９月30日)</th><th>当中間会計期間
(自　平成16年４月１日
至　平成16年９月30日)</th><th>前事業年度
(自　平成15年４月１日
至　平成16年３月31日)</th></tr>
<tr>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table>
<tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>中間期末残高相当額
(百万円)</th></tr>
<tr><td>機械及び装置</td><td>2,652</td><td>225</td><td>2,426</td></tr>
<tr><td>その他</td><td>10,819</td><td>4,707</td><td>6,111</td></tr>
<tr><td>合計</td><td>13,471</td><td>4,932</td><td>8,538</td></tr>
</table>
取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。
(2) 未経過リース料中間期末残高相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>１年内</td><td>2,941</td></tr>
<tr><td>１年超</td><td>5,597</td></tr>
<tr><td>合計</td><td>8,538</td></tr>
</table>
未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。
(3) 支払リース料及び減価償却費相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>支払リース料</td><td>1,462</td></tr>
<tr><td>減価償却費相当額</td><td>1,462</td></tr>
</table>
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table>
<tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>中間期末残高相当額
(百万円)</th></tr>
<tr><td>機械及び装置</td><td>7,668</td><td>3,498</td><td>4,170</td></tr>
<tr><td>その他</td><td>11,334</td><td>5,429</td><td>5,904</td></tr>
<tr><td>合計</td><td>19,003</td><td>8,928</td><td>10,075</td></tr>
</table>
同左
(2) 未経過リース料中間期末残高相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>１年内</td><td>3,723</td></tr>
<tr><td>１年超</td><td>6,351</td></tr>
<tr><td>合計</td><td>10,075</td></tr>
</table>
同左
(3) 支払リース料及び減価償却費相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>支払リース料</td><td>2,093</td></tr>
<tr><td>減価償却費相当額</td><td>2,093</td></tr>
</table>
(4) 減価償却費相当額の算定方法
同左</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table>
<tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>期末残高相当額
(百万円)</th></tr>
<tr><td>機械及び装置</td><td>9,532</td><td>4,062</td><td>5,469</td></tr>
<tr><td>その他</td><td>11,229</td><td>5,578</td><td>5,651</td></tr>
<tr><td>合計</td><td>20,761</td><td>9,640</td><td>11,121</td></tr>
</table>
取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。
(2) 未経過リース料期末残高相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>１年内</td><td>3,736</td></tr>
<tr><td>１年超</td><td>7,385</td></tr>
<tr><td>合計</td><td>11,121</td></tr>
</table>
未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。
(3) 支払リース料及び減価償却費相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>支払リース料</td><td>2,849</td></tr>
<tr><td>減価償却費相当額</td><td>2,849</td></tr>
</table>
(4) 減価償却費相当額の算定方法
同左</td>
</tr>
</table>

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（前中間会計期間）（平成15年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	27,973百万円	12,743百万円
関連会社株式	5,751百万円	7,116百万円	1,365百万円

（当中間会計期間）（平成16年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	33,207百万円	17,977百万円
関連会社株式	6,501百万円	10,561百万円	4,059百万円

（前事業年度）（平成16年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	15,230百万円	43,401百万円	28,171百万円
関連会社株式	5,751百万円	9,031百万円	3,279百万円

（重要な後発事象）

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
――――――	平成16年10月23日に発生した新潟県中越地震により、当社グループの半導体事業の中核をなす連結子会社である新潟三洋電子㈱（ＢＩＰ－ＬＳＩ、ＭＯＳ－ＬＳＩの前工程の製造）が重大な被害を受け操業を停止している。 当該地震による当社への直接的・物的被害はないが、平成16年11月25日開催の当社取締役会において、当面の支援として同社への緊急特別無利息融資173億円を決議した。 （中間連結財務諸表の重要な後発事象の項参照）	――――――

(2) 【その他】

平成16年10月28日開催の取締役会において、平成16年９月30日最終の株主名簿に記載または記録されている株主に対し、第81期中間配当として、１株につき３円（総額5,565,017,049円）を支払うことを決議した。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類
事業年度（第80期）（自　平成15年４月１日　至　平成16年３月31日）平成16年６月30日関東財務局長に提出

(2) 訂正発行登録書
平成16年６月30日関東財務局長に提出

(3) 有価証券届出書及びその添付書類
平成16年６月30日関東財務局長に提出

(4) 有価証券届出書の訂正届出書
平成16年８月２日関東財務局長に提出

(5) 自己株券買付状況報告書
平成16年４月９日、平成16年５月14日、平成16年６月４日及び平成16年７月13日関東財務局長に提出

(6) 自己株券買付状況報告書の訂正報告書
平成16年７月12日関東財務局に提出

(7) 発行登録追補書類及びその添付書類
平成16年８月５日近畿財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項なし

独立監査人の中間監査報告書

平成16年12月3日

三洋電機株式会社
取締役会　御中

中央青山監査法人

代表社員 関与社員　公認会計士　仲里新光　㊞

代表社員 関与社員　公認会計士　森内茂之　㊞

関与社員　公認会計士　陰地弘和　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１５年４月１日から平成１６年３月３１日までの連結会計年度の中間連結会計期間（平成１５年４月１日から平成１５年９月３０日まで）に係る中間連結財務諸表（修正再表示後、中間連結財務諸表注記３.参照）、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び２参照）に準拠して、三洋電機株式会社及び連結子会社の平成１５年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１５年４月１日から平成１５年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。ただし、中間連結財務諸表注記１に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）第14条に準拠して作成されている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独 立 監 査 人 の 中 間 監 査 報 告 書

平成１６年１２月３日

三 洋 電 機 株 式 会 社
取 締 役 会 御 中

中 央 青 山 監 査 法 人

指 定 社 員 業務執行社員 公認会計士 仲 里 新 光 ㊞

指 定 社 員 業務執行社員 公認会計士 森 内 茂 之 ㊞

指 定 社 員 業務執行社員 公認会計士 陰 地 弘 和 ㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１６年４月１日から平成１７年３月３１日までの連結会計年度の中間連結会計期間（平成１６年４月１日から平成１６年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び２参照）に準拠して、三洋電機株式会社及び連結子会社の平成１６年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１６年４月１日から平成１６年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。ただし、中間連結財務諸表注記１に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）第14条に準拠して作成されている。

追記情報

１．注記事項１０．セグメント情報[事業の種類別セグメント情報]に記載されているとおり、会社は当中間連結会計期間からセグメント情報の事業区分を変更した。

２．注記事項１１．重要な後発事象に記載されているとおり、平成１６年１０月２３日に発生した新潟県中越地震により連結子会社である新潟三洋電子株式会社が重大な被害を受けた。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

独立監査人の中間監査報告書

平成１５年１２月１７日

三洋電機株式会社
取締役会　御中

中央青山監査法人

代表社員 関与社員　公認会計士　仲里新光　㊞

代表社員 関与社員　公認会計士　森内茂之　㊞

関与社員　公認会計士　陰地弘和　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１５年４月１日から平成１６年３月３１日までの第８０期事業年度の中間会計期間（平成１５年４月１日から平成１５年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成１５年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１５年４月１日から平成１５年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成１６年１２月３日

三洋電機株式会社
取締役会　御中

中央青山監査法人

指定社員 業務執行社員　公認会計士　仲里新光　印

指定社員 業務執行社員　公認会計士　森内茂之　印

指定社員 業務執行社員　公認会計士　陰地弘和　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１６年４月１日から平成１７年３月３１日までの第８１期事業年度の中間会計期間（平成１６年４月１日から平成１６年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成１６年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１６年４月１日から平成１６年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、平成１６年１０月２３日に発生した新潟県中越地震により連結子会社である新潟三洋電子株式会社が重大な被害を受けた。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上